Exhibit 99.1

ANNUAL INFORMATION FORM

Financial Year Ended November 30, 2017

February 6, 2018

BASIS OF PRESENTATION

In this Annual Information Form, or AIF:

●

references to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our” and “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis, unless otherwise indicated or unless the context requires otherwise;

●

EGRIFTA® (tesamorelin for injection) refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. EGRIFTA is our registered trademark in the United States and in Canada and it is used in those countries to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

●	Tesamorelin refers to the use of our tesamorelin compound for the potential treatment of other diseases;

●	Ibalizumab refers to a humanized monoclonal antibody being developed for the potential treatment of multidrug resistant HIV-1 infection;

●	all monetary amounts used herein are expressed in Canadian dollars, except where otherwise indicated. References to “$” and “C$” are to Canadian dollars and references to “US$” are to U.S. dollars;

●	all information is provided as of February 6, 2018, except where otherwise stated.

FORWARD-LOOKING STATEMENTS

This AIF contains forward-looking statements and forward-looking information within the meaning of applicable securities laws that are based on our management’s belief and assumptions and on information currently available to our management, collectively, “forward-looking statements”. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our expectations regarding the commercialization of EGRIFTA® and ibalizumab;

●	our ability and capacity to grow the sales of EGRIFTA® successfully in the United States and Canada;

●	our ability and capacity to conduct the post-approval commitments mandated by the United States Food and Drug Administration;

●	whether ibalizumab will be approved for commercialization by the United States Food and Drug Administration and the timing of obtaining such regulatory approval;

●	our ability and capacity to continue the manufacture of EGRIFTA®;

●	our ability and capacity to develop a new formulation for EGRIFTA®;

●

the continuation of our collaborations and other significant agreements with our existing commercial partners and third-party suppliers and our ability to establish and maintain additional collaboration agreements;

●	our success in continuing seeking and in maintaining reimbursement for EGRIFTA® by third-party payors in the United States;

●	the success and pricing of other competing drugs or therapies that are or may become available;

●	our ability to maintain intellectual property rights in EGRIFTA® and Tesamorelin;

●	our ability and capacity to commercialize ibalizumab shortly after approval, if approved;

●	our capacity to acquire or in-license new products and/or compounds;

●	our expectations regarding our financial performance, including revenues, expenses, gross margins, profitability, liquidity, capital expenditures and income taxes; and

●	our estimates regarding our capital requirements.

Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. Certain assumptions made in preparing the forward-looking statements include that:

●	sales of EGRIFTA® in the United States and Canada will increase over time;

●	our commercial practices in the United States and Canada will not be found to be in violation of applicable laws;

●	the long-term use of EGRIFTA® will not change its current safety profile;

●	no recall or market withdrawal of EGRIFTA® will occur;

●	no laws, regulation, order, decree or judgment will be passed or issued by a governmental body negatively affecting the marketing, promotion or sale of EGRIFTA® in the United States and/or Canada;

●	continuous supply of EGRIFTA® will be available;

●

our relations with third-party suppliers of EGRIFTA® will be conflict-free and such third-party suppliers will have the capacity to manufacture and supply EGRIFTA® to meet market demand and on a timely-basis;

●	our intellectual property will prevent any generic company to commercialize a generic form of EGRIFTA® in the United States;

●	ibalizumab will be approved for commercialization by the United States Food and Drug Administration by April 2018;

●	upon approval, our commercial infrastructure will be in place to launch ibalizumab rapidly;

●	soon after approval, ibalizumab will be added to the list of reimbursed drugs by private and public payors in the United States;

●	the data obtained from our market research on the potential market for ibalizumab in the United States are accurate;

●	upon approval, supply of ibalizumab will be available for commercialization; and

●	our business plan will not be substantially modified.

Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking statements and circumstances discussed in this AIF may not occur, and you should not place undue reliance on these forward-looking statements. We discuss many of our risks in greater detail under “Item 3 - Risk Factors” (below) but additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also adversely affect the forward-looking statements, our business, financial condition and prospects. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this AIF. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this AIF, and particularly our forward-looking statements, with these cautionary statements.

TABLE OF CONTENTS

SELECTED EVENTS IN FISCAL YEAR 2017 AND OUTLOOK		5

ITEM 1	CORPORATE STRUCTURE	6
1.1	NAME, ADDRESS AND INCORPORATION	6
1.2	SUBSIDIARIES	6
ITEM 2	OUR BUSINESS	7
2.1	OVERVIEW	7
2.2	THREE YEAR HISTORY	7
2.3	OUR STRATEGY AND OBJECTIVES	12
2.4	APPROVED PRODUCT AND INVESTIGATIONAL PRODUCTS	12
2.5	COMMERCIALIZATION ACTIVITIES	18
2.6	PRE-COMMERCIALIZATION ACTIVITIES	23
2.7	COMPETITION	24
2.8	GOVERNMENT REGULATION	24
2.9	PHARMACEUTICAL PRICING AND REIMBURSEMENT	26
2.10	INTELLECTUAL PROPERTY	28
2.11	EMPLOYEES	31
2.12	FACILITIES	31
2.13	ENVIRONMENT	31
ITEM 3	RISK FACTORS	32
3.1	RISKS RELATED TO THE COMMERCIALIZATION OF EGRIFTA®	32
3.2	RISKS RELATED TO IBALIZUMAB	37
3.3	RISKS RELATED TO RESEARCH AND DEVELOPMENT ACTIVITIES	39
3.4	RISKS RELATED TO OUR INTELLECTUAL PROPERTY	40
3.5	REGULATORY RISKS	42
3.6	LITIGATION RISKS	45
3.7	GEO-POLITICAL RISKS	46
3.8	RISKS RELATED TO INFORMATION TECHNOLOGY SYSTEMS	46
3.9	OTHER RISKS RELATED TO OUR BUSINESS	47
3.10	RISKS RELATED TO OUR COMMON SHARES	50
ITEM 4	DIRECTORS AND EXECUTIVE OFFICERS	52
4.1	DIRECTORS	52
4.2	AUDIT COMMITTEE	57
4.3	EXECUTIVE OFFICERS	58
4.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	61
4.5	SECURITIES HELD BY THE DIRECTORS AND EXECUTIVE OFFICERS	62
ITEM 5	INTERESTS OF EXPERTS	63
ITEM 6	SECURITIES OF THE COMPANY	64
6.1	AUTHORIZED SHARE CAPITAL	64
6.2	DIVIDEND POLICY	64
6.3	TRANSFER AGENT AND REGISTRAR	64
ITEM 7	MARKET FOR SECURITIES	65
7.1	TRADING PRICE AND VOLUME	65
7.2	PRIOR SALES	66
ITEM 8	LEGAL PROCEEDINGS	67
ITEM 9	MATERIAL CONTRACTS	68
ITEM 10	ADDITIONAL INFORMATION	70
APPENDIX A – AUDIT COMMITTEE CHARTER		71

SELECTED EVENTS IN FISCAL YEAR 2017 AND OUTLOOK

The following summary highlights selected events that occurred in the fiscal year 2017 and our business objectives described elsewhere in this AIF for the fiscal year 2018. This summary does not contain all of the information about us and you should carefully read the entire AIF, including the section entitled “Risk Factors”.

Commercial Events

●

We entered into an amended and restated distribution and marketing agreement with TaiMed Biologics Inc. in March 2017 pursuant to which we gained the exclusive right to commercialize and distribute ibalizumab in European Union countries and in certain other countries (in addition to Canada and the United States); and

●

In March 2017, we began expanding our medical, commercial, managed market and call center teams in the United States. As at November 30, 2017, there were 59 people in the United States dedicated to EGRIFTA® compared to 30 as at November 30, 2016.

Regulatory Events

●	Our partner, TaiMed Biologics Inc. filed a biologics license application for ibalizumab with the United States Food and Drug Administration in May 2017; and

●	In November 2017, the United States Food and Drug Administration announced that the Prescription Drug User Fee Act target action date for ibalizumab was April 3, 2018.

2018 Business Objectives

●	We will successfully launch and commercialize ibalizumab in the United States;

●	We aim to continue growing our revenues in the United States from sales of EGRIFTA® by 10% to 15%;

●	We will continue building the regulatory path of ibalizumab in Europe with the aim of filing a marketing authorization application with European authorities as soon as possible;

●	We will continue searching for complementary new product acquisition and in-licensing opportunities; and

●	We will seek to complete the development of the F4 single vial formulation for EGRIFTA®.

ITEM 1	CORPORATE STRUCTURE

1.1	NAME, ADDRESS AND INCORPORATION

We were incorporated under Part IA of the Companies Act (Québec), or CAQ, on October 19, 1993 under the name Theratechnologies Inc. We amended our articles on October 20, 1993 by repealing the restrictions applicable to private companies. On December 6, 1993, we again amended our articles to increase the number of directors and to modify our share capital. On March 26, 1997, we further modified our share capital to consist of an unlimited number of common shares and an unlimited number of preferred shares. Finally, on June 21, 2011, we amended our articles to give the power to our directors to appoint a number of additional directors equal to 33.33% of the number of directors elected at the last shareholders meeting preceding any appointment.

On February 14, 2011, the CAQ was abrogated and replaced by the Business Corporations Act (Québec), or BCA, and companies governed by Part IA of the CAQ such as us became business corporations governed by the BCA. Accordingly, we did not have to file articles of continuation or amend our existing corporate articles. The BCA was applicable immediately without having to complete any formalities.

Our common shares are listed on the Toronto Stock Exchange, or TSX, under the symbol “TH. See Item 6.1 for a complete description of our authorized share capital.

Our head office and principal place of business are located at 2015 Peel Street, 5th Floor, Montreal, Québec, Canada H3A 1T8. Our phone number is (514) 336-7800. Our website is www.theratech.com. The information contained on our website is not part of this AIF.

1.2	SUBSIDIARIES

As of February 6, 2018, Theratechnologies had the following four wholly-owned subsidiaries:

●

Theratechnologies Intercontinental Inc., a company governed by the Business Corporations Act (Québec). Theratechnologies Intercontinental Inc., formerly Theratechnologies ME Inc., controls the worldwide rights to commercialize EGRIFTA®, except in the United States, Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries, and Canada;

●

Theratechnologies Europe Inc., a company governed by the Business Corporations Act (Québec). Theratechnologies Europe Inc., formerly 9176-5057 Québec Inc., controls the rights to commercialize EGRIFTA® in Europe, Russia, South Korea, Taiwan, Thailand and certain central Asian countries;

●

Theratechnologies International Limited, a company governed by the Companies Act 2014 (Ireland). Theratechnologies International Limited is mandated to manage the regulatory process for ibalizumab in Europe and in certain other countries; and

●	Pharma-G Inc., a company governed by the Business Corporations Act (Québec). Pharma-G Inc. is no longer an active subsidiary.

ITEM 2	OUR BUSINESS

2.1	OVERVIEW

We are a specialty pharmaceutical company addressing unmet medical needs to promote healthy living and an improved quality of life among HIV patients.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the FDA in November 2010 and was launched in the United States in January 2011. EGRIFTA® was also approved by Health Canada in its 1 mg/vial presentation in March 2015 and was launched in Canada in June 2015. COFEPRIS, Mexico’s health agency, also approved EGRIFTA® in its 1 mg/vial presentation in March 2016. However, the launch of EGRIFTA® in this country will not occur until our commercial partner, sanofi, obtains confirmation that EGRIFTA® will be reimbursed by Mexican regulatory authorities.

EGRIFTA® is currently the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

Since May 1, 2014, EGRIFTA® is marketed exclusively in the United States by us further to regaining all of the commercialization rights to EGRIFTA® in the United States from EMD Serono, Inc., or EMD Serono, pursuant to a transfer and termination agreement entered into by and between us and EMD Serono dated December 13, 2013, or the EMD Serono Termination Agreement. Before May 1, 2014, EMD Serono was solely responsible for the commercialization of EGRIFTA® in the United States under a collaboration and licensing agreement entered into by and between us and EMD Serono dated October 28, 2008, as amended, or the EMD Serono Agreement.

In Canada, EGRIFTA® is marketed exclusively by us.

In March 2016, we entered into a distribution and marketing agreement with TaiMed Biologics Inc., or TaiMed, pursuant to which we acquired the exclusive right to distribute and commercialize ibalizumab in Canada and in the United States of America. In March 2017, we amended and restated our agreement with TaiMed to acquire the exclusive right to distribute and commercialize ibalizumab in Europe and in additional countries, or TaiMed Agreement. Ibalizumab is an investigational humanized monoclonal antibody intended for the treatment of multidrug resistant, or MDR, HIV-1 infection. A biologics licence application, or BLA, was filed with the United States Food and Drug Administration, or FDA, by TaiMed in May 2017 and the Prescription Drug User Fee Act, or PDUFA, target action date issued by the FDA is April 3, 2018.

2.2	THREE YEAR HISTORY

2017

●

Ibalizumab Efficacy and Safety Results Presented at IDWeek 2017. On October 4, 2017, we announced that an oral presentation regarding the 48-week efficacy and safety results for ibalizumab in patients infected with MDR HIV-1 would be presented. The 27 patients who completed the 24-week treatment period using ibalizumab during the Phase III trial in the United States entered the expanded access program study where they continued to receive ibalizumab at 800 mg every 2 weeks for up to 48 weeks. The viral suppression observed at week 24 was sustained through week 48; median viral load reduction from baseline was 2.5 log10 at weeks 24 and 48. In the expanded access program study, 15 patients having an undetectable viral load at week 24 maintained suppression to week 48. In the expanded access program, ibalizumab plus optimized background regimen was well tolerated. The most common adverse reactions noted with respect to the use of ibalizumab in the expanded access program were diarrhea, dizziness, nausea and rash.

●

FDA Inspection of Ibalizumab Manufacturing Facility. On August 2, 2017, we announced that we had been notified by our partner, TaiMed, that the FDA completed the pre-license inspection of WuXi AppTec Biopharmaceuticals Co., Ltd.’s facility, or WuXi, where ibalizumab is manufactured. The inspection was carried out from July 17, 2017 until August 2, 2017. We were informed by TaiMed that the FDA completed the inspection with no critical findings, although a series of observations were made requiring corrections by WuXi.

●

Results Presented at 9th IAS Conference on HIV Science. On July 24, 2017, we announced that results on HIV susceptibility to ibalizumab and new findings for EGRIFTA® would be presented during poster sessions at the 9th IAS Conference on HIV Science in Paris, France. The data for ibalizumab showed no significant difference in susceptibility (measured by maximum percent inhibition or ICHALF MAX Fold Change) in patients HIV isolated that were either sensitive or resistant to other antiretroviral agents. With respect to EGRIFTA®, in a retrospective analysis of datasets from two, multicenter, randomized placebo-controlled trials using EGRIFTA® among HIV-infected adults with lipodystrophy, fat in trunk muscles decreased and trunk muscle area increased over 26 weeks in patients with excess visceral adipose tissue who showed a clinical response to EGRIFTA®.

●

Priority Review for Ibalizumab. On June 30, 2017, we announced that we had been notified by our partner, TaiMed, that the FDA had accepted for review the BLA filed by TaiMed for ibalizumab as a treatment for MDR HIV-1 and that the FDA had granted priority review status for this BLA.

●	New Board Member at Theratechnologies. On May 16, 2017, we announced that Ms. Dale Weil was elected as a new member of the board of directors of Theratechnologies.

●	BLA Filed for Ibalizumab. On May 3, 2017, we announced that our partner, TaiMed, had completed the filing of the BLA to the FDA for ibalizumab seeking the treatment of MDR HIV-1.

●

European Commercialization Rights Acquired by Us. On March 6, 2017, we announced that we had reached an agreement with TaiMed for the acquisition of the commercial rights to ibalizumab in the European Union countries as well as for Albania, Iceland, Israel Liechtenstein, Norway, Russia, Switzerland and Turkey. These territories are in addition to the territories of Canada and the United States of America for which we have the exclusive commercialization rights to ibalizumab as well.

●

Holding of Investment Community Meeting. On March 1, 2017, we announced that we had hosted a webcast meeting for the investment community, the purpose of which was to provide the investment community with our corporate strategy for the years to come and an updated guidance for the fiscal year 2017.

●

Additional Secondary Efficacy and Safety Endpoint Results for Ibalizumab. On February 14, 2017, we announced that additional secondary efficacy and safety endpoint results from the 24-week ibalizumab Phase III trial were presented at a late-breaker session at the 2017 Conference on Retroviruses and Opportunistic Infections. The new data showed that patients with MDR-HIV-1 infection experienced a mean increase in CD4+ T cell of 48 cells/µL after

24 weeks of treatment with ibalizumab plus an optimized background regimen. These data supplemented previously reported findings, where 83% of patients achieved a ≥ 0.5 log10 decrease in viral load from baseline seven days after the single loading dose of 2000 mg of ibalizumab (primary endpoint) and a mean reduction in viral load of 1.6 log10 over the 24 week treatment period with more than 48% of patients experiencing a viral load reduction of more than 2.0 log10. Patients enrolled in this Phase III trial experienced a significant decrease in viral load after receiving a single loading dose of ibalizumab 2,000 mg intravenously in addition to their failing antiretroviral therapy (or no therapy). Viral load decreases were maintained during the 24-week trial. At the end of the treatment period, the proportion of study participants with undetectable viral load (HIV-1 <50 copies/mL) was 43% (mean viral load reduction of 3.1 log10) and 50% of patients had a viral load lower than 200 copies/ml. The safety results in this Phase III trial were consistent with the ones previously observed in the Phase IIb trial. Other than for one case of immune reconstitution inflammatory syndrome, an inflammatory response in HIV-infected patients that may be triggered after changing to more active antiretroviral therapy, no serious adverse events were considered to be related to ibalizumab. Most treatment-emergent adverse events reported were mild to moderate in severity. No notable trends in laboratory abnormalities were observed. Additionally, no anti-ibalizumab antibodies were detected in blood samples from patients.

2016

●

Financing by Way of Prospectus. On November 14, 2016, we announced the filing of a preliminary short-form prospectus and the execution of an underwriting agreement with a syndicate of underwriters led by Mackie Research Capital Corporation, or Underwriters, in connection with an offering of 5,323,000 common shares at a price of $3.10 per common share for gross proceeds of $16,501,300, or Offering. On December 5, 2016, we announced the closing of the Offering which resulted in gross proceeds to us of $16,501,300.

●

Results from Last Pivotal Phase III Trial Using Ibalizumab. On May 24, 2016, we announced that the preliminary results for the primary endpoint of the Phase III trial using ibalizumab in patients with MDR HIV-1 indicated that 82.5% of patients enrolled in such Phase III trial had met the primary endpoint of a decrease of ≥ 0.5 log10 in viral load following a 7-day treatment period with ibalizumab. On October 28, 2016, we announced additional preliminary results related to the primary endpoint of the Phase III trial using ibalizumab. During that 7-day period, 60% of patients achieved a decrease of ≥ 1.0 log10 (p<0.0001). Finally, on November 10, 2016, we announced the preliminary results of the safety and efficacy secondary endpoints of the 24-week Phase III trial using ibalizumab in patients with MDR HIV-1. The Phase III trial confirmed the safety and efficacy results of ibalizumab observed in the previously completed Phase IIb trial despite the fact that the patient population in the Phase III trial had higher levels of MDR HIV-1 and more advance disease at time of enrollment.

●

Hosting of Analysts Day. On November 1, 2016, we announced the hosting of a presentation held with healthcare securities analysts in Toronto to provide the healthcare analyst community with a summary of our corporate developments over the last few years, with an overview of our current activities with EGRIFTA® and with a detailed review of ibalizumab.

●

End of Patient Treatment for Phase III Trial Using Ibalizumab. On October 24, 2016, we announced that the last patient infected with MDR HIV-1 enrolled in the Phase III trial using ibalizumab had completed the treatment phase of the study.

●

Development of New Single Vial Formulation for EGRIFTA®. On September 28, 2016, we announced that we would pursue the development of an F4 single vial formulation instead of the 2 mg/vial presentation using the current formulation. The development of the F4 single vial formulation requires the conduct of a bioequivalent program against the current formulation and additional stability testing.

●

Commercialization Agreement for Tesamorelin in Spain and Portugal. On September 1, 2016, we announced the execution of a distribution and licencing agreement between Theratechnologies Europe Inc. and Praxis Pharmaceutical S.A., or Praxis, for the distribution and commercialization of EGRIFTA® in Spain, or Praxis Agreement. Under the terms of the Praxis Agreement, we granted Praxis the exclusive right to commercialize and distribute EGRIFTA® in Spain. On that same date, we also announced the execution of a distribution and licencing agreement between Theratechnologies Europe Inc. and PRX Pharma Produtos Farmacêuticos Unipessoal, LDA, or PRX, for the distribution and commercialization of EGRIFTA® in Portugal, or PRX Agreement. Under the terms of the PRX Agreement, we granted PRX the exclusive right to commercialize and distribute EGRIFTA® in Portugal.

●

EGRIFTA® Not Reimbursed in Québec. On June 9, 2016, we announced that the Government of Québec decided not to include EGRIFTA® on the list of reimbursed medications. We sought a review of this decision and, on December 2, 2016, we learned that the initial decision was maintained.

●

Withdrawal of Marketing Authorization Application in Brazil. On May 6, 2016, we announced after consulting with our commercial partner, sanofi, the withdrawal of the marketing authorization application for the registration of the 2 mg/vial presentation of tesamorelin in Brazil.

●

Completion of Enrollment for Phase III Trial Using Ibalizumab. On April 27, 2016, we announced that the enrollment of patients infected with MDR HIV-1 for the Phase III trial using ibalizumab had been completed. The enrollment in the United States reached 36 patients which exceeded the minimum of 30 patients proposed by the FDA.

●

Commercialization Agreement for Ibalizumab in Canada and the United States. On March 18, 2016, we announced the execution of a 12-year distribution and marketing agreement with TaiMed pursuant to which we acquired the exclusive right to distribute and commercialize ibalizumab, if and when approved, in Canada and in the United States of America. Under the terms of the TaiMed Agreement, TaiMed is responsible to conduct all regulatory activities up to obtaining the approval to commercialize ibalizumab in the United States. Thereafter, we will be responsible to conduct all regulatory and commercialization activities. We are also responsible to conduct all regulatory activities in Canada pre and post-approval of ibalizumab, as well as all commercialization activities in Canada.

●	EGRIFTA® Approved in 1 mg/vial Presentation in Mexico. On March 8, 2016, we announced that COFEPRIS, Mexico health agency, approved the 1 mg/vial presentation of EGRIFTA®.

●	Appointment of Chief Financial Officer. On February 24, 2016, we announced the appointment of Philippe Dubuc as Senior Vice President and Chief Financial Officer of the Corporation.

2015

●

Agreement with BL&H Co., LTD. On August 31, 2015, we announced the execution of a distribution and licensing agreement with BL&H Co. LTD., or BL&H, for the distribution and commercialization of EGRIFTA® in South Korea, or BL&H Agreement. Under the terms of the BL&H Agreement, we granted BL&H the exclusive right to commercialize and distribute EGRIFTA® in South Korea. BL&H is responsible to conduct all regulatory activities to obtain marketing approval of EGRIFTA® in South Korea.

●

Financing by Way of Prospectus. On July 24, 2015, we announced the filing of a preliminary short-form prospectus and the execution of an underwriting agreement with a syndicate of underwriters led by Euro Pacific Canada Inc. in connection with an offering of 4,000,000 units at a price of $2.40 per unit for gross proceeds of $9,600,000, or Offering. Each unit consisted of one common share and one-half of a common share purchase warrant exercisable for a period of 24 months from the closing date of the Offering at an exercise price of $3.00. We also granted the underwriters an option to purchase up to 600,000 additional units, representing 15% of the number of units offered under the Offering, at the same price and on the same terms and conditions as the Offering. On August 6, 2015, we announced the closing of the Offering which resulted in gross proceeds to us of $11,040,000.

●

EGRIFTA® Approved for Commercialization in Mexico. On July 14, 2015, we announced that COFEPRIS approved EGRIFTA® in its 2 mg/vial presentation. We also announced that our commercial partner, sanofi, would re-submit a file to COFEPRIS to seek approval of the 1 mg/vial presentation of EGRIFTA®.

●

Launch of EGRIFTA® in Canada. On June 25, 2015, we announced that a first shipment of EGRIFTA® was made to our Canadian distributor and that EGRIFTA® would be available to Canadian patients in a few days from such shipment. We also announced that the availability of EGRIFTA® in Canada would enable AOP to initiate named-patient sales programs in Europe.

●

Election of David Lilley as a Director. On May 20, 2015, we announced the election of David Lilley as a new member of the Board of Directors. David Lilley replaced Gilles Cloutier who did not seek re-election at the annual meeting of shareholders held on May 20, 2015.

●

Dismissal of Class Action Motion. On May 15, 2015, we announced that the Superior Court of Québec authorized 121851 Canada Inc. to discontinue all class proceedings filed under the Securities Act (Québec) and the Civil Code of Québec against us, a director and a former president and chief executive officer. This follows the decision issued by the Supreme Court of Canada on April 17, 2015 wherein it dismissed 121851 Canada Inc.’s motion for leave to commence an action based on the secondary market liability provisions of the Securities Act (Quebec) against us a director and a former president and chief executive officer.

●	EGRIFTA® Approved in 1 mg/vial presentation in Canada. On March 30, 2015, we announced that Health Canada approved a Supplement to a New Drug Submission for the 1 mg/vial presentation of EGRIFTA®.

●

Agreement with AOP. On February 27, 2015, we announced the execution of a distribution and licensing agreement with AOP Orphan Pharmaceuticals AG, or AOP, for the distribution and commercialization of EGRIFTA® in several countries, or AOP Agreement. Under the terms of the AOP Agreement, we granted AOP the exclusive right to commercialize and distribute EGRIFTA® in Albania, Austria, Belarus, Belgium, Bosnia Hercegovina, Bulgaria, Croatia, Czech Republic, Denmark, Estonia, Finland, France, Germany, Hungary, Kazakhstan,

Latvia, Lithuania, Luxembourg, Macedonia, Netherlands, Norway, Poland, Romania, Russian Federation, Serbia, Slovak Republic, Slovenia, Sweden, Switzerland, Ukraine and United Kingdom. AOP is responsible to conduct all regulatory activities to obtain marketing authorizations for EGRIFTA® in these countries.

●

Restructuring of Long-Term Obligation. On February 17, 2015, we restructured the amount and the payment terms of our initial US $4,000,000 payment due May 1, 2015 as part of our long-term obligation to EMD Serono under the EMD Serono Termination Agreement. The amount of the first payment aggregated US $4,167,808 and was payable in three tranches of US $500,000, US $1,550,548 and US $2,117,260 on May 1, 2015, August 31, 2015 and November 30, 2015, respectively. The balance of the amount and the other payment terms of the long-term obligation remained unchanged.

●

Suspension of SEC Reporting Requirements. On February 3, 2015, we announced that we filed a Form 15 with the Securities and Exchange Commission of the United States to suspend our reporting obligations in the United States.

2.3	OUR STRATEGY AND OBJECTIVES

Our strategy for value creation in 2018 is focused on: the successful launch and commercialization of ibalizumab in the U.S. market; continued growth of EGRIFTA® sales revenue in the U.S. which we aim to be 10% to 15% higher than in the fiscal year 2017; and the diligent pursuit of regulatory approval for ibalizumab in Europe culminating in the filing of a marketing authorization application with European authorities as soon as possible.

Other important continuing objectives are the search for complementary new product acquisition and in-licensing opportunities and completing the development of the F4 single vial formulation for EGRIFTA®.

2.4	APPROVED PRODUCT AND INVESTIGATIONAL PRODUCT

EGRIFTA® (tesamorelin for injection) - Our Approved Product

EGRIFTA® (tesamorelin for injection) induces the release of growth hormone which causes a reduction in excess abdominal fat (lipohypertrophy) in HIV-infected patients without reducing or interfering with subcutaneous fat, and, as such, has no clinically significant effect on undesired loss of subcutaneous fat (lipoatrophy).

EGRIFTA® is currently available in the United States as a once-daily two unit dose (two vials, each containing 1 mg of tesamorelin) of sterilized lyophilized powder to be reconstituted with sterile water for injection. To administer EGRIFTA®, 1 ml is retrieved from each vial into one syringe to prepare a single 2 ml patient self-administered subcutaneous injection. EGRIFTA® is injected under the skin into the abdomen once a day.

In connection with its approval, the FDA required the following three post-approval commitments:

●

to develop a single vial presentation of the existing formulation of EGRIFTA®. The FDA required that this new presentation be available by November 2013 and it was launched in October 2012. As a result of the manufacturing issues we encountered in 2013 with the 2 mg/vial presentation of EGRIFTA®, we reverted back to the use of the original 1 mg/vial presentation while working on the further development of the 2 mg/vial presentation. However, due to certain issues we encountered during such development, we proposed to the FDA that we proceed with the development of an F4 single vial formulation instead of the 2 mg/vial presentation using the current formulation to meet the commitment required by the FDA when EGRIFTA® was approved. The FDA authorized us to proceed with such formulation. The bioequivalence of this new formulation and additional stability testing have now been completed and analysis of the results is ongoing.

●

to conduct a long-term observational safety study using EGRIFTA®. The purpose of the long-term observational study, or Observational Study, required by the FDA is to evaluate the safety of long-term administration of EGRIFTA®. The FDA has approved the protocol for the Observational Study and we are still recruiting patients for the Observational Study.

●

to conduct a Phase 4 clinical trial using EGRIFTA®. The primary purpose of the Phase 4 clinical trial, or Retinopathy Study, is to assess whether EGRIFTA® increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. The FDA has approved the protocol for the Retinopathy Trial and we are still recruiting patients for the Retinopathy Trial.

Lipodystrophy

Lipodystrophy is characterized by abnormalities in the production and storage of fat. It has two components: lipohypertrophy, abnormal and excessive fat accumulation, and lipoatrophy, the noticeable, localized loss of fat tissue under the skin. In patients with lipohypertrophy, fat accumulation occurs mostly around the waist and may also occur in other regions, including breast tissue and in dorsocervical tissues in the neck, resulting in a “buffalo hump”. Excess fat also appears as lipomas, or benign tumors composed of fat cells. In patients with lipoatrophy, the loss of fat tissue generally occurs in the limbs and facial area.

In HIV-infected patients, lipodystrophy may be caused by the viral infection itself, the use of antiretroviral therapy (not class-specific), or both. Recent data suggest that different pathophysiological mechanisms are involved in the development of lipohypertrophy and lipoatrophy. The most common statistically significant independent risk factors identified for lipohypertrophy are duration of antiretroviral therapy and markers of disease severity, including higher pre-antiretroviral treatment viral load. Other factors include age, genetics, and gender.

Tesamorelin

Tesamorelin is the active peptide comprising EGRIFTA®. Tesamorelin is a stabilized 44 amino acid human GRF analogue, which was synthesized in our laboratories in 1995 using our long-acting peptide method. Although natural peptides have significant therapeutic potential, they are subject to enzymatic degradation which severely limits their effectiveness in clinical use. Our long-acting peptide method is a peptide stabilization process which increases the target protein’s resistance to enzymatic degradation, while maintaining its natural specificity. This usually results in a more stable and efficient compound, which can thus prolong its duration of action. Tesamorelin induces growth hormone secretion in a natural and pulsatile way. The clinical results obtained to date using tesamorelin suggest a therapeutic potential in both anabolic and lipolytic indications.

Mechanism of Action

In vitro, tesamorelin binds and stimulates human GRF receptors with similar potency as the endogenous GRF. GRF is a hypothalamic peptide that acts on the pituitary somatotroph cells to stimulate the synthesis and pulsatile release of endogenous growth hormone, which is both anabolic and lipolytic. Growth hormone exerts its effects by interacting with specific receptors on a variety of target cells, including chondrocytes, osteoblasts, myocytes, hepatocytes, and adipocytes, resulting in a host of pharmacodynamic effects. Some, but not all these effects, are primarily mediated by insulin-like growth factor one, IGF-1, produced in the liver and in peripheral tissues.

The effects of recombinant human growth hormone, or rhGH, and tesamorelin have been the subject of several clinical trials in the area of HIV-associated lipodystrophy. Based on these clinical trials, the safety profiles of rhGH and tesamorelin appear to be very different. The natural synthesis of growth hormone is regulated by a feedback mechanism preventing its overproduction. Tesamorelin induces optimal activity of the somatotrope function and retains the natural rhythm (pulsatility) of the physiological secretion of growth hormone without interfering with the feedback mechanism mentioned above. With the exogenous administration of rhGH, the feedback mechanisms are short-circuited, which gives rise to higher levels of growth hormone. The side effects associated with rhGH include nerve, muscle or joint pain, swelling due to fluid retention (edema), carpal tunnel syndrome, numbness and tingling of skin and increased risk of diabetes. These side effects are particularly frequent among older people. In addition, rhGH can cause hyperglycemia which makes it contraindicated for patients with diabetes or pre-diabetic conditions.

Third-Party Studies Evaluating Tesamorelin

On June 9, 2015, we announced a collaboration with the Massachusetts General Hospital that will evaluate the safety and efficacy of tesamorelin in the treatment of HIV-infected patients suffering from non-alcoholic fatty liver disease, or NAFLD, and non-alcoholic steatohepatitis, or NASH. Funding for the clinical trial has been awarded by the U.S. National Institutes of Health, or NIH. The 12 month-parallel, randomized, placebo-controlled study enrolled a total of 60 HIV-infected patients with NAFLD/NASH. Each patient will receive either tesamorelin (2 mg/day) or a placebo. The specific aims of the study are to determine the effects of tesamorelin on liver fat, inflammation, fibrosis, and hepatocellular damage seen in conjunction with NASH. At the end of the 12-month period, subjects will enter open-label tesamorelin treatment phase for 6 months.

We are not currently developing tesamorelin in patients suffering from excessive liver fat, NAFL, or NASH.

F4 Formulation

As part of our commitments with the FDA related to the approval of EGRIFTA®, we agreed to develop a single vial formulation of EGRIFTA®. We had developed a 2 mg/vial presentation using the 1 mg/vial formulation of EGRIFTA® which was withdrawn from the market due to manufacturing issues. Despite our continuous efforts to develop an improved 2 mg/vial presentation of the original formulation, we encountered certain issues and, in order to meet our commitment with the FDA, we proposed to the FDA to substitute the development of the 2 mg/vial presentation of the original formulation with a single vial formulation containing 4 mg/ml of tesamorelin, or F4 Formulation.

The F4 Formulation has previously been used by us in a Phase II program. The F4 Formulation is four times more concentrated than the former 2 mg/vial formulation, thus significantly reducing the volume of administration. The F4 Formulation has also previously been shown to be stable at room temperature which could be a significant improvement over the current formulation as refrigeration by pharmacies and patients would no longer be required. In order to be able to use the F4 Formulation in the current indication of EGRIFTA®, we must demonstrate that the F4 Formulation is bioequivalent with the current formulation and conduct additional stability testing. The necessary F4 Formulation bioequivalence study and additional stability testing have now been completed and analysis of the results is ongoing. The results will be available in the second quarter of 2018 and, if such results are positive, they will be submitted to the FDA in the third quarter of 2018.

Ibalizumab – Investigational Product

Ibalizumab is an investigational humanized monoclonal antibody for the potential treatment of MDR HIV-1 infection. Ibalizumab is the property of TaiMed.

Ibalizumab has received “Breakthrough Therapy” designation from the FDA. The FDA is currently examining the BLA filed by TaiMed in May 2017 and has set a PDUFA target action date of April 3, 2018.

If approved by the FDA, ibalizumab will be available in the United States as a single dose, 2 ml vial containing 200 mg of ibalizumab. Ibalizumab will be administered intravenously after diluting the appropriate number of vials in 250 ml of 0.9% Sodium Chloride Injection, USP. Patients are expected to receive a single loading dose of 2,000 mg followed by a maintenance dose of 800 mg every 2 weeks.

Mechanism of Action

Unlike other antiretroviral agents, ibalizumab binds primarily to the second extracellular domain of the CD4 receptor, away from major histocompatibility complex II molecule binding sites. It potentially prevents the HIV virus from infecting CD4+ immune cells while preserving normal immunological function. Ibalizumab is active across all major HIV clades and irrespective of tropism. No drug-drug interactions and no cross-resistance with other antiretroviral therapies, or ART, were noted during the clinical trials.

Phase III Trial (TMB-301) – Study Design

The Phase III trial was a single arm, 24-week study of ibalizumab plus optimized background regimen, or OBR, in treatment-experienced patients infected with MDR HIV-1. Patients receiving their current failing ART, or no therapy, were monitored during a seven-day control period. Thereafter, a loading dose of 2,000 mg of intravenous ibalizumab was the only ART added to their regimen. The primary efficacy endpoint was the proportion of patients achieving a ≥ 0.5 log10 decrease in HIV-1 ribonucleic acid, or RNA, seven days after initiating ibalizumab in therapy (Day 14 of study). Ibalizumab was continued at doses of 800 mg intravenously every 2 weeks through 24 weeks plus OBR. The OBR was required to include ≥1 active drug other than ibalizumab; an investigational agent could be included if needed to construct a viable regimen.

Baseline characteristics: A total of 40 patients were enrolled in the study with a median age of 53; most were males (85%) and white (55%). The median duration of HIV infection was 23 years and 28% were treated with ≥10 ARTs. Patients had high pre-existing levels of drug resistance and advanced clinical disease. Patients had a median baseline HIV-1 viral load of 4.6 log10 (or 35,350) copies/ml, with 18% of patients having viral loads ≥ 100,000 copies/ml. The median CD4+ count was 73 cells/µl, with 50% of patients with <100 cells/µl and 33% with <10 cells/µl. Close to 90% of patients had MDR HIV-1 with ≥1 identified mutation conferring resistance to the Nucleoside Reverse Transcriptase Inhibitors (NRTIs), Non-Nucleoside Reverse Transcriptase Inhibitors (NNRTIs), or Protease Inhibitors (PIs), 68% had resistance to ≥1 Integrase Inhibitor (INIs) and 88% of patients did not have a purely CCR5-tropic virus. Furthermore, 50% of patients had HIV-1 with resistance to all available drugs from ≥3 classes of ARTs, 30% from 4 ART classes and 13% from all approved ARTs. To construct an OBR, 17 patients (43%) required addition of an investigational ART.

Phase III Trial - Efficacy and Safety Results

Seven days after the loading dose, 83% of patients achieved a ≥ 0.5 log10 decrease from baseline compared with 3% during the seven-day control period. These results were statistically significant (p<0.0001). During the same period, 60% of patients achieved a decrease of ≥ 1.0 log10 (p<0.0001). The mean viral load decrease for the total population was 1.1 log10.

After 24 weeks of treatment with ibalizumab plus an OBR, the mean reduction in viral load was 1.6 log10 with 55% and 48% of patients having a ≥1 log10 and ≥2 log10 reduction, respectively. Viral load of <50 and <200 HIV RNA copies/ml was achieved in 43% and 50% of study participants, respectively. In all the viral load efficacy analyses performed at Week 24, the intent-to-treat – missing equals failure, or ITT-MEF, statistical methods was used. The ITT-MEF analysis methodology considers all patients enrolled in the study and any missing values are treated as failure (or no change) in the analysis of the results and represents the most stringent and most conservative data handling convention.

The mean increase in CD4+ T-cell count from baseline to Week 24 was 62 cells/µL. Changes in CD4+ T-cell counts were similar between patients with >200 or 50–200 CD4+ cells/µL at baseline and numerically but not significantly lower in patients with <50 CD4+cells/µL at baseline (+81, +75, and +17 cells/µL, respectively).

With respect to safety, most treatment-emergent adverse events reported were mild to moderate in severity with no infusion-related adverse events. The most common side effects include diarrhea, dizziness, nausea and rash. Other than for one case of immune reconstitution inflammatory syndrome, an inflammatory response in HIV-infected patients that may be triggered after changing to more active ART, no serious adverse events were considered related to ibalizumab. Nine patients discontinued the trial prior to completion of the 24-week study treatment (four non-drug related deaths, four drug withdrawals, and one lost to follow-up). No notable trends in laboratory abnormalities were observed and no anti-ibalizumab antibodies were detected in any patients.

The safety profile in this Phase III trial was consistent with the one previously observed in the Phase II study.

Expanded Access Program (TMB-311)

Patients completing the 24-week Phase III trial continued treatment in the expanded access program. Patients continued to receive ibalizumab at 800 mg every 2 weeks along with their OBR for an additional 24 weeks.

Baseline characteristics: All patients who completed the 24-week treatment period in the Phase III trial in the United States were enrolled in the expanded access program (n=27). These patients were highly resistant - 59% of patients had exhausted at least three ART classes, 33% exhausted four ART classes and 15% were resistant to all approved ARTs.

Expanded Access Program - Efficacy and Safety Results

The potent viral load suppression observed at Week 24 was sustained through Week 48. Median viral load reduction from baseline was 2.5 log10 at Week 24 and 2.8 log10 at Week 48. Viral load of <50 and <200 HIV RNA copies/ml was achieved in 16 of 27 (59%) and 17 of 27 (63%) of study participants, respectively. All 15 patients with viral load <50 HIV RNA copies/ml at Week 24 maintained viral suppression to Week 48.

Similar to the Phase III trial, ibalizumab plus OBR was well-tolerated in the expanded access program. Most treatment-emergent adverse events were mild to moderate in severity with no infusion-related adverse events. No new or unexpected safety concerns emerged between Week 24 and 48. Of the 27 patients, 24 (89%) continued to receive treatment until Week 48. The three patients discontinued early due to non ibalizumab-related reasons (two withdrawals and one adverse event).

TaiMed Agreement

Pursuant to the terms of the TaiMed Agreement, we have the exclusive rights to commercialize ibalizumab in the United States, in Canada, in the European Union countries as well as in Albania, Iceland, Israel, Liechtenstein, Norway, Russia, Switzerland and Turkey, or, collectively, European Territory. TaiMed is responsible for the development of ibalizumab and for seeking its approval from the FDA. In Canada, we are responsible, but under no obligation, to seek the approval of ibalizumab from Health Canada. In the European Territory, we are responsible to seek the approval of ibalizumab and we undertook to use our commercially reasonable efforts to do so.

TaiMed is responsible to manufacture and supply ibalizumab to us. The transfer price for sales of ibalizumab in Canada and the United States has been determined at 52% of its net selling price with an additional amount equal to 10% of its net selling price until such additional amount equals US$5,500,000.

The transfer price for sales occurring in a country forming part of the European Territory is determined at 52% of the net selling price of the product in such country up to, or equal to, annual sales of US $50,000,000 in such country of the European Territory. If annual net sales of the product in the European Territory exceed US $50,000,000, the transfer price of the product for sales occurring in a country forming part of the European Territory will be equal to 52% of the net selling price of the product on sales of up to US $50,000,000 in such country plus an amount equal to 57% of the net selling price of the product in such country calculated on that portion of annual net sales of the product in the European Territory that exceeds US $50,000,000.

The terms of the transaction include a US$2,000,000 payment obligation and the issuance of 906,077 common shares. A cash consideration of US$1,000,000 was paid at the signature of the agreement in March 2016, and the common shares were issued in March 2017. The remaining consideration of US$1,000,000 will be paid through the issuance of 957,169 common shares of Theratechnologies after the first commercial sale of ibalizumab in the U.S. is made and evidence that a manufacturing agreement was entered into between TaiMed and Wuxi.

A further US$3,000,000 will become due after the first commercial sale of ibalizumab in the U.S., subject to certain conditions. This amount will be payable as follows: US$2,000,000 in common shares of Theratechnologies at a price to be determined based on the volume-weighted average trading price of our common shares on the Toronto Stock Exchange, or TSX, for the five business days preceding the date of approval of ibalizumab by the FDA, converted in U.S. dollars, and US$1,000,000 in common shares of Theratechnologies at a price to be determined based on the volume-weighted average trading price of our common shares on the TSX for the five business days preceding the date of the first commercial sale of ibalizumab in the U.S., converted in U.S. dollars.

Once net sales in Canada and in the United States have reached an aggregate amount of US$20,000,000 over four consecutive quarters, we will make a US$7,000,000 milestone payment (payable in two equal annual installments). We will also pay these additional sales related milestones: US$10,000,000 once annual net sales of ibalizumab in Canada and in the United States reach US$200,000,000; US$40,000,000 once annual net sales in Canada and in the United States reach US$500,000,000; and US$100,000,000 once annual net sales in Canada and in the United States reach US$1,000,000,000.

The TaiMed Agreement also provides that we have certain milestone payment obligations in connection with activities occurring on the European Territory. We will reimburse TaiMed 50% of all direct out-of-pocket development costs mandated by the European Medicines Agency, or EMA, that TaiMed will have incurred in order to obtain marketing approval of ibalizumab in the European Territory. Our payments will be made quarterly after marketing approval has been obtained and will equal 5% of the net sales of ibalizumab in the European Territory during each quarter, up to the outstanding capital amount.

A US$10,000,000 will become due after the first commercial sale of ibalizumab in the European Territory. This amount will be payable in cash as follows: US$5,000,000 twelve (12) months after the first commercial sale of ibalizumab in the European Territory and US$5,000,000 twelve (12) months after achieving aggregate net sales of ibalizumab in the European Territory of US$50,000,000 over four consecutive financial quarters. Finally, we will also pay these additional sales related milestones: US$10,000,000 once annual net sales of ibalizumab in the European Territory reach US$15,000,000 over four consecutive financial quarters; US$20,000,000 once annual net sales of ibalizumab in the European Territory reach US$500,000,000 over four consecutive financial quarters; and US$150,000,000 once annual net sales of ibalizumab in the European Territory reach US$1,000,000,000 over four consecutive financial quarters.

We will also pay development milestones to TaiMed. A US$3,000,000 milestone will be due upon the approval of a once every two weeks intramuscular or subcutaneous formulation. The milestone will be payable in two equal installments of US$1,500,000, with the first one being paid upon the first commercial sale of the product using this new formulation in Canada or in the United States while the second one will be paid 12 months thereafter. TaiMed will also be planning a larger Phase III trial with the once every four weeks intramuscular or subcutaneous route of administration, to address a much broader patient population. This development milestone will consist of an upfront milestone payment of up to US$50,000,000, depending on the size of the newly targeted population, which will be paid quarterly, based on a percentage of net sales then generated by the product.

The TaiMed Agreement has a term that will expire on a country-by-country basis 12 years after marketing approval for ibalizumab has been obtained in each country, unless earlier terminated. The TaiMed Agreement contains customary representations and warranties, indemnification provisions and other provisions customarily found in agreements of this nature. Under the TaiMed Agreement, we must meet a certain level of undisclosed minimum sales after an undisclosed period of time following the approval of the drug in the United States.

Other Compounds

We currently have a limited number of molecules that we do not intend to develop.

In December 2017, we entered into a termination agreement with Transfert Plus L.P. pursuant to which we agreed to return to Transfert Plus L.P. a 50% interest in the peptides discovered further to the research we conducted with the Université de Montréal when we acquired the rights to conduct research and development using the melanotransferrin technology in November 2010. We have also agreed to return all of our interests in the melanotransferrin technology. The pursuit of the development of those peptides was no longer part of our business plan.

2.5	COMMERCIALIZATION ACTIVITIES

EGRIFTA® - United States

General

Since May 1, 2014, we are responsible for the commercialization of EGRIFTA® (tesamorelin for injection) in the United States and the conduct of the Observational Study and Retinopathy Study. We regained our commercialization rights to EGRIFTA® pursuant to the EMD Serono Termination Agreement. The EMD Serono Termination Agreement provided for the termination of the EMD Serono Agreement.

Under the terms of the EMD Serono Termination Agreement, we agreed to pay an early termination fee of US $20,000,000, or Early Termination Fee, in equal installments of US $4,000,000 over a five-year period starting on May 1, 2015 and, thereafter, on May 1, 2016, 2017, 2018 and 2019. We also agreed to pay EMD Serono an increasing royalty, or Royalties, based on annual net sales. The Royalties will be paid until a confidential cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur. We restructured the amount and payment terms of the initial US $4,000,000 payment due May 1, 2015 as part of our long-term obligation. The Early Termination Fee amounted to US $20,167,808 and the first payment amounted to US $4,167,808 and was payable in three tranches of US $500,000 on May 1, 2015, US $1,550,548 on August 31, 2015 and US $2,117,260 on November 30, 2015. The balance of the amount and the other payment terms of the long-term obligation remain unchanged. The first, second and third installments aggregating $12,167,808 have been paid, and a balance of US $8,000,000 remains to be paid.

In order to secure the payment of the Early Termination Fee, the Corporation agreed to grant EMD Serono a security interest on its present and future worldwide corporeal and incorporeal movable property related to tesamorelin until such time as the amount of US $20,167,808 has been reimbursed in full to EMD Serono. Thereafter, the Corporation and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to tesamorelin in the United States only to secure the payment of the Royalties.

The EMD Serono Termination Agreement contains a five (5) year non-compete undertaking by EMD Serono in favor of the Corporation, customary representations and warranties and indemnity provisions. In addition, the EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Corporation, EMD Serono has the option to receive the payment of all of the unpaid Early Termination Fee.

Manufacturing

We do not own or operate commercial scale manufacturing facilities for the production of EGRIFTA®, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently depend on third-party service providers for all of our required raw materials, drug substance and finished product for commercial sale and clinical trials and we have entered into supply agreements with those third-party service providers.

We are responsible for the manufacture and supply of tesamorelin to ensure the commercialization of EGRIFTA® in the United States and in Canada.

We currently manufacture EGRIFTA® in a 1 mg/vial presentation. This presentation was initially used when we launched EGRIFTA® in January 2011 until we switched to a 2 mg/vial presentation pursuant to a post-approval commitment made to the FDA at the time EGRIFTA® was approved. As a result of the manufacturing issues we encountered in 2013 with the 2 mg/vial presentation, we reverted back to the use of the original 1 mg/vial presentation. However, we remain committed to the development of a single vial formulation and we are currently working on the F4 Formulation.

Active Pharmaceutical Ingredient

We have an agreement with Bachem, Inc., an American subsidiary of Swiss-based Bachem AG, providing for the manufacturing and supply of the active pharmaceutical ingredient of tesamorelin, or API, for EGRIFTA® for commercial sale in the United States and in Canada as well as for clinical programs. Bachem is our only validated supplier of raw materials. The price of tesamorelin manufactured by Bachem has been set under our agreement and is not subject to volatility. The agreement is scheduled to terminate with the expiry of US patent 5,861,379, or May 2020, unless earlier terminated by the parties.

Finished Product

We have an agreement with Jubilant HollisterStier, General Partnership, providing for the manufacture and supply of the finished form of EGRIFTA® for commercial sale in the United States and in Canada and for tesamorelin in connection with clinical programs. Under our agreement, Jubilant must fill vials with tesamorelin, lyophilize it, label and package those vials and deliver them to locations in accordance with our instructions. The agreement is scheduled to terminate with the expiry of US patent 5,861,379, or May 2020, unless earlier terminated by the parties. If the agreement is not terminated by the parties prior to its term, it will automatically renew for successive 12-month periods unless a party provides the other with a prior written notice within a confidential time period before the termination of the agreement.

Injection Tool Kit

In connection with the commercialization of EGRIFTA® in the United States, we decided to provide patients with the necessary devices to administer EGRIFTA®. These devices are comprised of syringes, needles and water for injection. We have entered into supply agreements with Becton Dickson Canada Inc. for the supply of syringes and hypodermic needles and with Hospira Worldwide, Inc. for the supply of sterile water for injection. The packaging of those devices is done through a third-party service provider, Almac Pharma Services, or Almac.

Distribution

In connection with the commercialization of EGRIFTA® in the United States, we have entered into various agreements with third-party service providers to distribute our products to patients. The distribution of EGRIFTA® is tightly controlled and is only available in certain selected pharmacies. Below is a summary of the supply chain for EGRIFTA®.

Logistic Service Provider and Distributor

On November 1, 2017, we entered into an amended and restated master services agreement with RxCrossroads, along with two amended and restated statements of work, or RxCrossroads Agreements, to add ibalizumab as a potential product for sale in the United States. Under the terms of the RxCrossroads Agreements, RxCrossroads acts as our exclusive third-party logistic service provider for all of our products in the United States and as such, provides us with warehousing and logistical support services, including inventory control, account management, customers support, product return management and fulfillment of orders.

Under the RxCrossroads Agreements, RxCrossroads also acts as our exclusive third-party distributor for all of our products in the United States. In such role, RxCrossroads purchases products from us and takes title thereto. RxCrossroads’ purchases of our products are triggered by its expectations of market demand for them over a certain period of time. With respect to EGRIFTA®, RxCrossroads fulfills orders received from authorized wholesalers and delivers it directly to that authorized wholesaler’s client, namely a specialty pharmacy forming part of our network of specialty pharmacies.

The RxCrossroads Agreements will expire two years after ibalizumab is brought into RxCrossroads’ inventory. The RxCrossroads Agreements contain customary representations and warranties from both parties, indemnification provisions as well as termination provisions in the event of the occurrence of certain events stated therein.

Wholesalers

Our supply chain of EGRIFTA® in the United States is comprised of a limited number of wholesalers through which specialty pharmacies we have contracted with can order EGRIFTA®. These wholesalers accept purchase orders from those specialty pharmacies, purchase EGRIFTA® from RxCrossroads and resell it to these specialty pharmacies. Our wholesalers do not handle the shipping and delivery of EGRIFTA®. The shipping and delivery of EGRIFTA® to those specialty pharmacies is handled by RxCrossroads. To date, we have agreements in place with the following wholesalers: H.D. Smith, LLC., Cardinal Health and McKesson Corporation. For a description of these agreements, see “Material Contracts” below.

Specialty Pharmacies

We have entered into various agreements with specialty pharmacies across the United States providing them with the right to order EGRIFTA® from our authorized wholesalers and distribute EGRIFTA® to patients in the United States through their networks of local pharmacies. A very limited number of specialty pharmacies can purchase EGRIFTA® directly from RxCrossroads.

Marketing and Sales

Our marketing and sales activities are conducted from our head office in Montreal, Québec, Canada. We have also retained the services of Syneos Health Inc. (formerly inVentiv Commercial Services, LLC), or Syneos, to assist us with sales activities in the United States. Syneos is a recognized provider of commercial, clinical and consulting services around the globe. We have renewed our agreement with Syneos and we entered into an amended and restated master services agreement in this respect as of December 4, 2016, or Syneos Agreement, pursuant to which Syneos will continue providing us with various services in connection with the commercialization of EGRIFTA® and ibalizumab (if and when approved) in the United States. In addition, we sometimes retain Syneos and other third parties for certain marketing activities.

The services currently provided by Syneos comprise a sales force team fully dedicated to EGRIFTA®, a medical science liaison team solely assigned to our medical activities, a managed market team solely dedicated to the reimbursement of EGRIFTA® with both public and private payors and a call center team solely dedicated to assist healthcare professionals and patients for EGRIFTA®. The call center, EGRIFTA Assist®, guides physicians and patients through the process of initiating treatment under reimbursement. This process, which can be complex and time-consuming, begins with a referral and concludes with the final reimbursement decision. EGRIFTA Assist® also helps patients adhering to their treatment and answering questions about EGRIFTA®. Since the execution of the TaiMed Agreement, we have increased the size of these teams and, through Syneos, we can now count on 59 dedicated individuals (as at November 30, 2017) to commercialize EGRIFTA®, 41 of whom form part of the key account manager team.

These same teams will conduct the same activities for ibalizumab, if and when approved.

The Syneos Agreement contains customary representations and warranties, indemnification, confidentiality, intellectual property and termination provisions. The Syneos Agreement is scheduled to expire on November 30, 2019, unless earlier terminated.

EGRIFTA® - Canada

General

EGRIFTA® was approved for commercialization in Canada on April, 30 2014 in its 2 mg/vial presentation and, on March 30, 2015, in its 1 mg/vial presentation.

We have been commercializing EGRIFTA® in Canada since June 2015 using our internal team.

EGRIFTA® is not reimbursed in any of the provinces of Canada. However, EGRIFTA® is available in Canada to cash-paying patients and those with certain types of private insurance plans.

The supply chain and commercialization process of EGRIFTA® in Canada is as described below.

Manufacturing

The manufacturing components of EGRIFTA® for commercialization in Canada are made by Bachem, Jubilant and Becton Dickinson as for the United States under the same agreements as those of the United States. The sterile water for injection is purchased off-the-shelf from a distributor. Since sterile water for injection is easily available in Canada, no formal agreement has been entered into with a third-party supplier.

On March 30, 2015, we entered into a packaging agreement with Bellwyck Packaging Inc., or Bellwyck. Under this agreement, Bellwyck is responsible to label the vials of EGRIFTA® and place them in boxes ready for shipping and to package syringes, needles, sterile water for injection and patients inserts in the boxes ready for shipping. The agreement is scheduled to terminate on March 30, 2018, unless earlier terminated as a result of a breach by one of the parties or as a result of an insolvency event. This agreement renews automatically for one-year terms unless a party gives the other party written notice of its intent not to renew the agreement. Such written notice must be given to the other party at least 90 days prior to the expiration of the agreement. To date, we have not received any such notice from Bellwyck.

Distribution

The distribution of EGRIFTA® in Canada is made through McKesson Specialized Distribution Inc., or McKesson Distribution, an affiliate of McKesson Canada Corporation, or McKesson Canada. McKesson Distribution purchases EGRIFTA® from us, resells and distributes it to Canadian pharmacies which form part of its network.

Marketing and Sales

The commercialization of EGRIFTA® in Canada is conducted internally.

In addition, McKesson Canada provides the services of a call center, EGRIFTA Support®, which guides physicians and patients through the process of initiating treatment with EGRIFTA®, helps patients with the reimbursement process with their private insurance providers, follow patients for treatment adherence and answers questions physicians and patients may have regarding EGRIFTA®.

EGRIFTA® - OTHER TERRITORIES

We have entered into the AOP Agreement, the BL&H Agreement, the Praxis Agreement and the PRX Agreement for the commercialization of EGRIFTA® in territories covered under these agreements. We have also entered into a distribution and licensing agreement with Sanofi Winthrop Industrie, or Sanofi, on December 6, 2010, as amended on November 30, 2011, covering the territories of Latin America, Africa and the Middle East, or Sanofi Agreement

All of these agreements provide that each of sanofi, AOP and BL&H are responsible to conduct regulatory activities to seek and obtain a marketing authorization for EGRIFTA® in each of the territories covered by their respective agreements. Under the terms of the PRX Agreement and Praxis Agreement, each of PRX and Praxis is responsible to assist us in conducting regulatory activities to seek and obtain a marketing authorization for EGRIFTA® in Portugal and Spain, respectively. These agreements also grant to each of sanofi, AOP, BL&H, PRX and Praxis the exclusive right to commercialize and distribute EGRIFTA® in the territories covered by their respective agreements once a marketing authorization has been obtained in those countries.

Under these agreements, we are responsible to manufacture and supply EGRIFTA® to each of sanofi, AOP, BL&H, PRX and Praxis at pre-determined prices.

To date, EGRIFTA® has been approved in Mexico, but it is not commercialized there since it is not yet reimbursed by Mexican regulatory authorities. There is no marketing application pending in any of the territories covered by each of these agreements. Each of sanofi, AOP, BL&H, PRX and Praxis have advised us that the regulatory and reimbursement dossier of EGRIFTA® represented a challenge in the territories covered by their respective agreements.

We no longer view those territories as material to grow our revenues.

We have retained full commercial rights for EGRIFTA® in unpartnered territories and we could seek partners for the commercialization of EGRIFTA® in some of those unpartnered territories.

2.6              PRE-COMMERCIALIZATION ACTIVITIES

Ibalizumab – United States

Infrastructure Set-Up

Since the execution of the TaiMed Agreement, we have been building the infrastructure needed to launch and commercialize ibalizumab in the United States, if and when approved. To that end, we have increased the size of our medical, commercial, managed market and call center teams. We believe that the number of individuals comprising each team and currently devoting their time and efforts to EGRIFTA® will be adequate to launch and commercialize ibalizumab in the United States.

We have also begun activities with some physicians and payors related to the medical issues related to MDR-HIV-1. Our medical personnel have developed presentations and other medical support tools to be used for the launch and during the commercialization of ibalizumab. Our commercial team has been active preparing all of the marketing tools and promotional materials necessary to launch and commercialize ibalizumab. Our managed market team has been active preparing presentations for various private and public payors. These presentations will be used to visit these payors, if and when, ibalizumab is approved.

We have built the supply chain structure to distribute ibalizumab to patients and physicians. Our exclusive third party distributor will be RxCrossroads under the RxCrossroads Agreements. We have also entered into agreements with specialty pharmacies and infusion therapy providers that have a large U.S. network capable of handling drug products whose administration is made intravenously. These specialty pharmacies have the capacity to deliver ibalizumab to patients, physicians or infusion centers. Each of these specialty pharmacies will purchase ibalizumab from RxCrossroads and will deliver it to infusion centers, physicians or patients. Patients will be administered ibalizumab at infusion centers, at physicians’ offices or at home with the assistance of nurses.

Market Estimate

We also commissioned a series of market studies internally and through independent external consultants for the U.S. market. We now estimate that approximately 20,000 to 25,000 patients in the United States are currently infected with MDR HIV-1 and that 50-56% of those patients will experience a virological failure over a period of 48 weeks of treatment. We believe that this will likely require physicians to modify their treatment plans and consider adding ibalizumab to their regimens. The research also indicated that an efficacious and safe treatment is badly needed and would be well received by HIV-physicians and third-party payors.

2.7              COMPETITION

EGRIFTA®

We are not aware of other GRF products indicated for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy being commercialized. However, we are aware that we face indirect competition for EGRIFTA® from other drugs, such as human growth-hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin that may be prescribed by physicians. To our knowledge, the use of these other drugs for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy has not been approved by the FDA or Health Canada. Other approaches to reduce excess abdominal fat include coping mechanisms such as lifestyle modification (diet and exercise), switching antiretroviral therapy, or liposuction.

Ibalizumab

We monitor other ARTs, both already on the market and still under clinical development that may potentially be used to treat MDR HIV-1. Dolutegravir and darunavir, for instance, are the most commonly used in regimens for the treatment of MDR HIV-1. Other agents currently under clinical development programs include attachment inhibitors, long acting-ARTs and broadly neutralizing antibodies. None of these products have the same mechanism of action as ibalizumab.

2.8              GOVERNMENT REGULATION

Overview

The research, development, manufacture and marketing of pharmaceutical products are governed by various governmental authorities throughout the world to ensure the efficacy and safety of such products.

Governmental authorities in the United States, Canada, and other countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval,

labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of products, such as EGRIFTA® and any other compound that we may develop. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or commercialization process, may subject an applicant to administrative or judicial sanctions. Sanctions could include, but are not limited to, refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters or other enforcement letters, product recalls, import/export delays, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, and government reimbursement, restitution, disgorgement or civil or criminal penalties.

The text below explains some of the most important features of government regulations that we must follow in connection with the commercialization of EGRIFTA® and ibalizumab in the United States.

Government regulations in Canada are similar, albeit not identical to those in the United States.

Sales and Marketing Regulation

We are subject to various United States requirements relating to the sales and marketing of EGRIFTA® and ibalizumab in the United States. The FDA regulates all advertising and promotional activities for prescription drug products under its jurisdiction both prior to and after approval. EGRIFTA® and ibalizumab may be promoted only for their approved indications and in accordance with the provisions of their approved label.    Any promotional claims regarding an approved drug must not be misleading and contain a fair balance of risk and benefit information.    The FDA, as well as other government authorities, actively enforces the laws and regulations prohibiting the promotion of inaccurate, misleading or inadequately balanced product claims and the promotion of product for unapproved (i.e. off-label) uses. If we are found to have improperly promoted a prescription drug, we may be subject to significant sanctions. Failure to comply with applicable FDA requirements may subject us to adverse publicity, enforcement action by the FDA, corrective advertising, and the full range of civil and criminal penalties available to the FDA.

The FDA does not regulate the practice of medicine by physicians in their choice of treatment.

The marketing of EGRIFTA® and ibalizumab within the United States is also subject to various federal and state laws pertaining to health care “fraud and abuse,” including anti-kickback laws and false claims laws. Anti-kickback laws make it illegal for a prescription drug manufacturer to solicit, offer, receive, or pay any remuneration in exchange for, or to induce or reward, the referral of business, including the purchase or prescription of a particular drug that is subject to government reimbursement. Due to the breadth of the statutory provisions, it is possible that we might be challenged under anti-kickback or similar laws. Sanctions under these laws include civil monetary penalties, exclusion from U.S. federal and state healthcare programs (i.e., those programs will not provide reimbursement or payment coverage for EGRIFTA® and/or ibalizumab), and criminal penalties including imprisonment. False claims laws prohibit anyone from knowingly and willingly presenting, or causing to be presented for payment to certain third-party payors (including Medicare and Medicaid) claims for reimbursement for drugs or services that are false or fraudulent. Generally, claims for drugs prescribed for off-label uses may be considered to be “false claims”. Sanctions under false claims laws include significant civil monetary penalties. In addition, there is ability for private individuals to bring similar actions.

In addition, several states require that companies implement compliance programs or comply with industry ethics codes, adopt spending limits, and report to state governments any gifts, compensation, and other remuneration provided to certain healthcare professionals. Regulations implementing certain provisions of health care legislation require record-keeping and disclosure to the federal government of certain transfers of value to U.S.-licensed physicians and certain teaching hospitals, otherwise known as the “Sunshine Act”. Any activities relating to the sale and marketing of EGRIFTA® and ibalizumab may be subject to scrutiny under these laws. Failure to make these required reports or comply with these state’s laws can result in civil monetary penalties and/or other sanctions. If the government were to allege or convict us of violating these laws, our business could be harmed.

Good Manufacturing Practices

Drug products must be manufactured and packaged in accordance with, among other things, current good manufacturing practices, or GMP, and both Bachem and Jubilant, the contract manufacturers of EGRIFTA®, as well as WuXi, the manufacturer of ibalizumab, must adhere to GMP in connection with the manufacture and packaging of these products. If a company wants to make certain changes in its manufacturing equipment, location or process, regulatory review and approval may be required. The FDA often conducts audits of manufacturing sites to ensure that manufacturers comply with quality-related requirements and GMP. If, as a result of these inspections, it is determined that a manufacturer’s equipment, facilities or processes do not comply with the regulations and conditions of product approval, the FDA may seek civil, criminal or administrative sanctions and/or remedies against the manufacturer, including the issuance of an enforcement letter, seeking corrective action, or requiring suspension of manufacturing operations, which would delay the product and sale of our products.

Good Clinical Practices

The FDA promulgates regulations and standards, commonly referred to as good clinical practices, or GCP, for designing, conducting, monitoring, auditing and reporting the results of clinical trials to ensure that the data and results are accurate and that the trial participants are adequately protected. Both our Observational Study and Retinopathy Study are subject to GCP. The conduct of the clinical trials using ibalizumab was also subject to GCP. The FDA enforces GCP through periodic inspections of trial sponsors, principal investigators and trial sites. We rely on Syneos to conduct our Observational Study and our Retinopathy Study. If our study sites fail to comply with applicable GCP or other applicable requirements, such as informed consent or Institutional Review Board oversight, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to redo our studies or stop a study. Where patient safety is at risk, the FDA could impose a clinical hold.

2.9              PHARMACEUTICAL PRICING AND REIMBURSEMENT

In the United States and in other countries, sales of EGRIFTA® and ibalizumab will depend in part on the availability of reimbursement from third-party payors. These payors include both government (such as Federal Medicare and State Medicaid, AIDS Drug Assistance Programs and special needs plans in the United States) and private managed care organizations as well as pharmacy benefit managers.

These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We, or our commercial partners, may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of EGRIFTA® and ibalizumab. EGRIFTA® and/or ibalizumab may not be considered cost-effective. It is time consuming and expensive for us, and our commercial partners, to seek reimbursement from third-party payors. Reimbursement may not be available or sufficient to allow us, or our commercial partners, to sell EGRIFTA® and/or ibalizumab on a competitive and profitable basis.

United States

The U.S. Congress, state legislatures, and federal and state agencies from time to time propose and adopt initiatives aimed at cost containment, which could impact our ability to sell our drug products profitably. For example, in March 2010, the Patient Protection and Affordable Care Act, and the associated reconciliation bill, which we refer to collectively as the Health Care Reform Law was enacted, and was a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements (inclusive of price increases) for healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Health Care Reform Law revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of all Medicaid drug rebates. On January 21, 2016, the Centers for Medicare and Medicaid Services finalized a rule detailing reforms to the rebate and reimbursement systems for Medicaid prescription drugs. This final rule is intended to save taxpayers billions and ultimately improve beneficiary access to prescription drugs. The final rule potentially allows manufacturers to recalculate the baseline “average manufacturer price” and includes US territories in the calculation of “average manufacturer price” and “best price” effective April 1, 2017. Further, the new law imposes a significant annual fee on companies that manufacture or import certain branded prescription drug products and biologic agents. Substantial new provisions affecting compliance also have been enacted, which may require us to modify our business practices with healthcare practitioners, and also may increase our regulatory burdens and operating costs.

The U.S. Medicare program provides payment for many pharmaceuticals under the Medicare Part D program. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities which will provide coverage of outpatient prescription drugs. Part D plans include both standalone prescription drug benefit plans and prescription drug coverage as a supplement to Medicare Advantage plans. Part D coverage is not standardized. Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee.

Under Part D, government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan will likely be lower than the prices we might otherwise obtain. Moreover, while Part D applies only to drug benefits for Medicare beneficiaries, state Medicaid programs and private payors may follow Medicare coverage policy limitations in setting their own payment rates. Any reduction in payment that results under Part D may influence decision-making and negotiations for payments from non-governmental payors. Payors are, however, forbidden to negotiate both commercial and Part D agreements together. Negotiations must be kept separate.

The cost of pharmaceuticals continues to generate substantial governmental and third-party private payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, particularly towards specialty pharmacy, the increasing influence of managed care organizations, and additional legislative proposals. Indeed, we expect that there will continue to be a number of U.S. federal and state proposals to implement governmental pricing controls and limit the growth of healthcare costs, including the cost of prescription drugs.

The Health Care Reform Law may be repealed and may or may not be replaced with a different law or health care payment system.

Countries other than the United States and Canada

Outside of the United States, sales of EGRIFTA® and ibalizumab will depend in part on the availability and level of reimbursement from third-party payors. Third-party payors can be public or private or a combination of both. In order to obtain public reimbursement, prescription drugs are often evaluated by specialized bodies in a country. This process is in many cases independent of marketing approval and the time to carry out the evaluation differs in each country, often extending beyond the initial regulatory approval date of the drug.

The requirements and aspects considered during the assessment of a new prescription drug are not necessarily the same in each country and are given different weight depending on the countries’ attitudes towards providing public healthcare and the government’s willingness to pay for these new drugs. We or our commercial partners could be required to conduct specific health economic and other studies or analyses in order to satisfy such requirements. The decision to comply with such requirements will depend on the prospects of obtaining a positive opinion and the costs involved in the process and the profitability of the market.

In many jurisdictions, pricing plays an important role in the evaluation of prescription drugs for reimbursement and in most cases, there are price controls that can include, but are not limited to, reference pricing to drugs sold within the country and in other countries, the evaluation of what a fair price would be based on the condition that is being treated and innovative quality of the new drug.

With respect to EGRIFTA®, each of sanofi, AOP, BL&H, PRX and Praxis are responsible for identifying and obtaining possible reimbursements under government programs in the territories covered under their respective agreements.

2.10            INTELLECTUAL PROPERTY

As further described below, EGRIFTA® is protected by patents in both Canada and the United States whereas ibalizumab is expected to benefit from 12 years of market exclusivity in the United States from the approval date.

Our Patent Portfolio

Our current patent portfolio is comprised of the following material patents for EGRIFTA® (tesamorelin):

●

In the United States, we own U.S. patent 5,861,379 covering the composition of matter of tesamorelin, which is scheduled to expire in May 2020 after having obtained a patent term extension certificate from the USPTO for such patent. In addition, we own three issued United States patents relating to the use of tesamorelin in the treatment of HIV-associated lipodystrophy, which are scheduled to expire in 2023, as well as a patent relating to the use of tesamorelin in the treatment of mild cognitive impairment that is scheduled to expire in 2025. Furthermore, we have a patent set to expire in 2027 that relates to the use of tesamorelin in the improvement of muscle function in subjects suffering from severe wasting. Finally, we have a patent on a new formulation of tesamorelin scheduled to expire in 2033. This new formulation is different from the F4 Formulation which is not protected by patent.

●

In Canada, we own a patent relating to the use of tesamorelin in the treatment of metabolic conditions associated with fat accumulation and/or hypercholesterolemia, including HIV-associated lipodystrophy, which is scheduled to expire in October 2024, as well as a patent relating to the use of tesamorelin in the treatment of mild cognitive impairment that is set to expire in May 2023.

●	In Mexico, we own one patent related to the use of tesamorelin in the treatment of HIV-associated lipodystrophy which is scheduled to expire in October 2025.

Regulatory Exclusivity

The regulatory regimes of certain countries such as the United States and Canada provide market exclusivity for a pharmaceutical product once approved. Data protection provides a person or entity with protection against third parties who may wish to commercialize a product similar to an approved product.

In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, awards, in certain circumstances, non-patent marketing exclusivities to pioneer drug manufacturers. The Hatch-Waxman Act provides five years of non-patent marketing exclusivity within the United States to an applicant who gains approval of a NDA for a “new chemical entity,” a drug for which the FDA has not previously approved any other new drug with the same active moiety, which is the molecule or ion responsible for the action of the drug. This marketing exclusivity generally prevents the FDA from approving, in certain circumstances, any abbreviated new drug application, or ANDA, for a generic drug or any 505(b)(2) NDA that references the pioneer drug product.

EGRIFTA® no longer benefits from market exclusivity in the United States under such laws.

In the United States, distinct from exclusivity for drug products, biological products, such as toxins and serums, may be eligible for non-patent exclusivity. Specifically, the Biologics Price Competition and Innovation Act of 2009, or the BPCI Act, amended the Public Health Service Act to provide an abbreviated licensure pathway for biological products, or 351(k) application, shown to be biosimilar to, or interchangeable with, an FDA-licensed biological reference product. In turn, the BPCI provides a 4-year exclusivity period from the date of first licensure of the reference product, during which a 351(k) application referencing that product may not be submitted. In addition, FDA may grant a 12-year exclusivity period from the date of first licensure of the reference product, during which approval of a 351(k) application referencing that product may not be made effective. For the first biological product determined to be interchangeable with the reference product for any condition of use, the agency may provide a period of market exclusivity, during which a second or subsequent biological product may not be determined interchangeable with that reference product. However, unlike the process for drug products, FDA will not grant exclusivity for supplements or changes to the reference biological product. Like drug products, biologic products can receive 7 years of market exclusivity for an orphan indication. Finally, FDA may issue an exclusivity period for certain biological products for which pediatric studies are conducted in accordance with a written request.

ibalizumab is expected to benefit from 12 years of market exclusivity in the United States from the approval date.

In Canada, the Food and Drug Regulations provide an eight year market exclusivity period to a Notice of Compliance holder who markets an innovative drug in Canada (including a biological drug).

In Europe, when a marketing authorisation for a product is issued by the EMA, the approved product (including a biological product) benefits from 10 years of market exclusivity.

Our Trademark Portfolio

EGRIFTA® is our registered trademark in the United States and in Canada and it is used in those countries to commercialize tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy.

EGRIFTA Assist® is our registered trademark in the United States and it is used to designate our call center that assists healthcare professionals and patients in processing referrals, following-up on treatment adherence and answering questions from both healthcare professionals and patients regarding EGRIFTA®. EGRIFTA Support® is our registered trademark in Canada and it is used for the same purpose as EGRIFTA Assist® is in the United States.

We have obtained registration for the name EGRIFTA® in many of the countries covered by our agreements with each of Sanofi, AOP, BL&H, Praxis, PRX and in many other countries worldwide. The use of the EGRIFTA trademark for tesamorelin intended for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy in the jurisdictions where we or our commercial partners intend to commercialize EGRIFTA® generally requires the approval of the regulatory authorities reviewing the marketing authorization application in such jurisdictions and the approval of the local intellectual property agency.

Ibalizumab is intended to be commercialized under the name TrogarzoTM in Canada, the United States and in the European Territory. The trademark Trogarzo belongs to TaiMed but we have a license to use such trademark under the TaiMed Agreement.

Other Intellectual Property Portfolio

Our portfolio of intellectual property contains additional trademarks, pending trademark registrations and domain names associated with our trademarks and pending trademark applications.

Our Policy on Intellectual Property

Our intellectual property practice is to keep all information relating to proprietary compounds, inventions, improvements, trade secrets, know-how and continuing technological innovation confidential and, where practicable, file patent and trademark applications. In particular, as part of our intellectual property protection practice, we:

●

perform surveillance of third party patents and patent applications in order to identify any third party patent or third party patent application which, if granted, could be infringed by our activities;

●	where practicable, file patent applications for any new and patentable invention, development or improvement in the United States and in other countries;

●	prosecute all pending patent applications in conformity with applicable patent laws and in a manner that efficiently covers our activities;

●	file trademark applications in countries of interest for our trademarks;

●	register domain names whose addresses include our trademark names; and

●	maintain our intellectual property rights by paying government fees as may be necessary to ensure such rights remain in force.

2.11            EMPLOYEES

As at November 30, 2017, we had 28 employees. All of our employees are employed in Canada and engaged in administration, finance, medical affairs, regulatory and marketing and sales functions. None of our employees are unionized. We believe the relations with our employees are good.

Through Syneos, as at November 30, 2017, we had an additional 59 persons dedicated to the commercialization of EGRIFTA® in the United States.

2.12            FACILITIES

We currently carry out our activities at 2015 Peel Street, 5th Floor, in the City of Montreal, Québec, Canada where we lease a 7,496 square-foot office space.

2.13            ENVIRONMENT

To our knowledge, environmental issues do not have a material financial or operational impact on our capital expenditures, income or competitive position within the normal course of our operating activities.

ITEM 3	RISK FACTORS

Before you invest in our common shares, you should understand the high degree of risk involved and consider carefully the risks and uncertainties described below. The following risks may adversely impact our business, financial condition, operating results and prospects. Additional risks and uncertainties, including those that we do not know about or that we currently believe are immaterial, may also develop as our operations evolve and, therefore, may adversely affect our business, financial condition, operating results or prospects. As a result, the trading price of our common shares could decline and you could lose all or part of your investment.

3.1            RISKS RELATED TO THE COMMERCIALIZATION OF EGRIFTA®

Our commercial success and revenue growth depend mainly on the commercialization of EGRIFTA® in the United States; unsatisfactory future sales levels of EGRIFTA® in the United States will have a material adverse effect on us.

Our ability to generate revenue and sustain growth is currently based on the commercialization of EGRIFTA® in the United States.

Our sustained success in commercializing EGRIFTA® in the United States will depend on our capacity:

●	to pursue the deployment of a commercialization strategy that will be accepted by patients, healthcare professionals and third-party payors;

●	to maintain reimbursement coverage for EGRIFTA® by third-party payors;

●	to maintain the registration of EGRIFTA® on U.S. governmental forms as a drug available for purchase in the United States;

●	to ensure that adequate supplies of EGRIFTA® are available;

●

to maintain conflict-free relationships with our principal third-party suppliers of services, namely our agent in the United States, Syneos, our manufacturers, our distributor, our wholesalers and our specialty pharmacies;

●	to comply with all laws and regulations in the United States that pertain to the commercialization of a pharmaceutical product; and

●	to defend our intellectual property rights against third parties.

Our success in commercializing EGRIFTA® in the United States will also depend on:

●

the capacity of Syneos, in collaboration with us, to retain qualified, motivated and talented sales representatives and other key individuals instrumental in the commercialization of EGRIFTA® in the United States; and

●	the capacity of our third-party suppliers to comply with all laws and regulations applicable to the conduct of their respective businesses.

There can be no assurance that sales of EGRIFTA® to customers in the United States will increase in the future. If sales of EGRIFTA® to customers decrease, our revenue would be adversely affected which, in turn, could materially adversely affect our business, financial condition and operating results.

Because we expect to be dependent on revenues from EGRIFTA® for the foreseeable future, any negative developments relating to this product, such as safety or efficacy issues, manufacturing issues, the introduction or greater acceptance of competing products, or adverse regulatory or legislative developments, or our inability to successfully manage any of the abovementioned factors, will have a material adverse effect on our business and our future business prospects.

We rely on third parties for the manufacture, distribution and commercialization of EGRIFTA® and such reliance may adversely affect our revenues, business and future business prospects if the third parties are unable or unwilling to fulfill their obligations.

We have a single third-party service provider for each of our core business activities pertaining to the commercialization of EGRIFTA®, namely its manufacturing, its distribution and its commercialization. Any material issues such third-party service providers may encounter that relate to the provision of services to us would have a material adverse effect on our revenues, business and future business prospects since these third-party service providers may not be easily or rapidly replaced.

We do not own or operate manufacturing facilities for the production of EGRIFTA® and tesamorelin, nor do we have plans to develop our own manufacturing operations in the foreseeable future. We currently rely on Bachem and Jubilant to manufacture and supply all of our required raw materials, drug substance and drug product for sales of EGRIFTA® and for the conduct of the Observational Study and the Retinopathy Study mandated by the FDA using EGRIFTA®. Although potential alternative suppliers and manufacturers have been identified, we have not entered into any agreements with them nor have we qualified these vendors to date and no assurance can be given that such suppliers will be qualified in the future or receive necessary regulatory approvals. The replacement of a third-party manufacturer is time-consuming and costly due to the required validation of their capabilities. The validation process includes an assessment of the capacity of such third-party manufacturer to produce the quantities that we may request from time to time, the manufacturing process and its compliance with current good manufacturing practice, or GMP, regulations. In addition, the third-party manufacturer would have to familiarize itself with our technology. Validation of an additional third-party manufacturer takes at least twenty-four (24) months and could take as long as thirty-six (36) months or more.

We do not have state licensure in the United States to distribute EGRIFTA® or any other product we may acquire or in-license and we do not currently intend to pursue applications to obtain the licenses required in order to distribute a drug product in the United States. Our supply chain model is based upon that fact and the distribution of EGRIFTA® in the United States is done through RxCrossroads which currently holds all state licensure required to distribute a drug product in the United States. Although potential alternative third-party service providers have been identified to replace RxCrossroads in the event that it becomes unable to distribute EGRIFTA®, we have not entered into any agreements with them and no assurance can be given that such providers would enter into any agreement with us on terms satisfactory to us.

We do not employ sales persons, medical science liaison personnel, managed market and call center personnel in the United States in connection with the commercialization of EGRIFTA® in this territory. We rely on Syneos to provide us with all of its personnel for the commercialization of EGRIFTA ®. In addition, we rely on Syneos for the conduct of the Observational Study and the Retinopathy Study. Although we are aware that there exists other third-party services providers that could provide the same services as Syneos, we have not entered into any agreements with them nor conducted any audit on them. If we need to find another third-party service provider for some or all of the services provided by Syneos, it will be time-consuming and will be disruptive to our business. In addition, there can be no assurance that we will be able to find such third-party service provider if we are unable to agree on the terms and conditions of an agreement with them.

Our reliance on one third-party service provider for each of our core business activities exposes us to a number of risks. For instance, we may be subject to delays in, or suspension of, the manufacturing of EGRIFTA® and tesamorelin if a third-party manufacturer:

●	becomes unavailable to us for any reason, including as a result of the failure to comply with GMP regulations;

●

experiences manufacturing problems or other operational failures, such as labour disputes, equipment failures or unplanned facility shutdowns required to comply with GMP, or damage from any event, including fire, flood, earthquake, business restructuring, labour disputes or insolvency; or

●	fails to perform its contractual obligations under our agreement, such as failing to deliver the quantities requested on a timely basis or not meeting product specifications.

We may also be subject to distribution disruption and interrupted sales of EGRIFTA® and any other product we commercialize in the United States if RxCrossroads:

●	becomes unavailable to us for any reason, including as a result of its failure to meet applicable laws;

●	experiences warehousing problems or other operational failure, such as unplanned facility shutdown or damage from any event, including fire, flood, earthquake, business restructuring or insolvency; or

●	fails to perform its contractual obligations under our agreement.

We may be subject to a decrease in sales of EGRIFTA® in the United States or may face reimbursement challenges if Syneos:

●	becomes unavailable to us for any reason, including as a result of its incapacity to motivate and retain the employees working on the commercialization of EGRIFTA®;

●	experiences compliance issues with the FDA; or

●	fails to perform its contractual obligations under our agreement.

Significant safety problems may arise with respect to EGRIFTA® which could result in restrictions in EGRIFTA®’s label, product recall or withdrawal of EGRIFTA® from the market, any of which would materially adversely impact our business and our future business prospects.

New safety issues may arise as EGRIFTA® is used over longer periods of time by a wider group of patients, some of whom may be taking numerous other medicines, or may suffer from additional underlying health problems. Such safety issues could include an increase in the severity or frequency of known problems or the discovery of previously unknown problems, and may result in a variety of adverse regulatory actions. Under U.S. laws, the FDA has broad authority over drug manufacturers to compel any number of actions if safety problems arise, including, but not limited to: (i) requiring manufacturers to conduct post-approval clinical studies to assess known risks or signals of serious risks, or to identify unexpected serious risks; (ii) mandating labeling changes to a product based on new safety information; or (iii) requiring manufacturers to implement a risk evaluation mitigation strategy where necessary to assure safe use of the drug. Similar laws and regulations exist in countries outside of the United States. Previously unknown safety problems could also result in product recalls, restrictions on the product’s permissible uses, or withdrawal of the product from the United States or Canadian markets. If new safety issues are discovered, sales of EGRIFTA® may decrease resulting in a material adverse effect on our business, financial condition and operating results.

Our levels of revenues are highly dependent on obtaining and maintaining patient reimbursement for EGRIFTA® and any other approved product we may commercialize.

Market acceptance and sales of EGRIFTA® and of any other approved product that we may commercialize substantially depend on the availability of reimbursement from third-party payors such as governmental authorities, including U.S. Medicare and Medicaid, managed care providers, and private insurance plans and may be affected by healthcare reform measures in the United States and elsewhere. Third-party payors decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and these third-party payors are attempting to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third-party payors have been challenging the prices charged for products. Third-party payors may decrease the level of reimbursement of a product or cease such reimbursement and the occurrence of any of these events could materially adversely affect the sales of EGRIFTA® or of any other approved product we may commercialize and materially adversely affect our revenues and financial results.

Sales of EGRIFTA® to patients benefitting from U.S. funded reimbursement programs represent an important part of all sales of EGRIFTA®. Denial of coverage for EGRIFTA® under any of the current programs, or delays in obtaining coverage for EGRIFTA® under any of these programs, would materially adversely affect our revenues.

Under the Sanofi Agreement, the AOP Agreement, the BL&H Agreement, the PRX Agreement and the Praxis Agreement, each of sanofi, AOP, BL&H, PRX and Praxis are responsible for seeking reimbursement of EGRIFTA® in each country where marketing authorization could be obtained and, as a result, we have no control over whether, or what level of, reimbursement could be achieved. If reimbursement is not available or is available only in a limited manner, the commercialization of EGRIFTA® may not be successful and this could have a material adverse effect on our revenues and future prospects.

Even though EGRIFTA® is approved for sale in the United States and Canada, revenue that we generate from its sales may be limited.

Sales of EGRIFTA® or any approved product that we may commercialize will depend upon the acceptance of such product by physicians, patients and third-party payors. The degree of market acceptance of any product will depend on a number of factors, including:

●	demonstrated product safety, including the prevalence and severity of side effects, and effectiveness as a treatment that addresses a significant unmet medical need;

●	storage requirements, dosing regimen and ease of administration;

●	the availability of competitive alternatives;

●

our ability to obtain and maintain sufficient third-party coverage for reimbursement from government health care programs, including U.S. Medicare and Medicaid, private health insurers and other third-party payors;

●	the willingness and ability of patients to pay out-of-pocket for medications;

●	the product price; and

●	the effectiveness of sales and marketing efforts.

If EGRIFTA®, or any other approved product we may commercialize, does not achieve adequate sales, we may not generate sufficient revenue to be profitable. Moreover, if we do not generate sufficient revenue from the sale of our products, we may default on our payment obligations under the EMD Serono Termination Agreement and EMD Serono could exercise its rights under its security interest over all of our tesamorelin-related assets.

We are dependent on collaboration and licensing agreements for the commercialization of EGRIFTA® in Latin America, Africa and the Middle East, certain European countries and South Korea. These agreements place the commercialization of EGRIFTA® in these markets outside of our control.

Although each of our collaboration and licensing agreements with sanofi, AOP, BL&H, PRX and Praxis contain provisions governing their responsibilities as partners for the commercialization of EGRIFTA® in their respective territories, our dependence on these commercial partners is subject to a number of risks, including:

●

our limited control of the amount and timing of resources that they will be devoting to the commercialization, marketing and distribution of EGRIFTA®, including obtaining third-party patient reimbursement coverage, which could adversely affect our ability to obtain or maximize revenues;

●	disputes or litigation that may arise between us and them, which could adversely affect the commercialization of EGRIFTA®, all of which would divert our management’s attention and our resources;

●

sanofi, AOP, BL&H, PRX or Praxis not properly defending our intellectual property rights or using them in such a way as to expose us to potential litigation, which could, in both cases, adversely affect the value of our intellectual property rights;

●

corporate reorganizations or changes in business strategies of sanofi, AOP, BL&H, PRX or Praxis which could adversely affect their willingness or ability to fulfill their obligations under our agreement; and

●	sanofi, AOP, BL&H, PRX or Praxis being found in breach of local laws.

Our collaboration and licensing agreements may be terminated by sanofi, AOP, BL&H, PRX and Praxis in the event of a breach by us of our obligations under such agreement, including our obligation to supply EGRIFTA®, for which we rely on third parties. If any of sanofi, AOP, BL&H, PRX and Praxis terminates its agreement with us or fails to effectively commercialize EGRIFTA®, for any of the foregoing or other reasons, we may not be able to replace any of them in those markets and the occurrence of any of the abovementioned events would affect our operating results.

We face competition and the development of new products by other companies could materially adversely affect our business and operating results.

The biopharmaceutical and pharmaceutical industries are highly competitive and we must compete with pharmaceutical companies, biotechnology companies, academic and research institutions as well as governmental agencies for the development and commercialization of products, most of which have substantially greater financial, technical and personnel resources than us. We believe that there is no drug product competing directly with EGRIFTA®. However, we face competition from companies selling human growth hormone, testosterone, insulin sensitizing agents, GLP-1 receptor agonists and sermorelin as those products may be prescribed by physicians. In addition, other approaches to reduce visceral adipose tissue in the abdominal area include coping mechanisms such as lifestyle modification (diet and exercise), switching ARTs or liposuction. Finally, a company could file an ANDA with the FDA with the aim of selling and marketing a generic version of EGRIFTA®.

3.2            RISKS RELATED TO IBALIZUMAB

Ibalizumab is an investigational drug that may never be approved by the FDA. If ibalizumab is not approved for commercialization by the FDA, our growth and profitability will be materially adversely affected. Even if approved, significant restrictions limiting its use could have a material adverse effect on our business, financial condition and operating results.

Ibalizumab is an investigational drug for which a BLA was filed with the FDA in May 2017.

Although ibalizumab was designated a “Breakthrough Therapy” by the FDA, and although TaiMed has followed the regulatory requirements in connection with the conduct of clinical trials, there can be no guarantee that the FDA will approve ibalizumab for commercialization. Even if the results obtained to date appear positive, these results could prove to be unsatisfactory to the FDA from a safety, efficacy and/or quality standpoint and the FDA could refuse to approve ibalizumab. Even if the FDA approves ibalizumab, the indication for which ibalizumab can be used could be restricted, limiting the patient population and market to be addressed by ibalizumab. The non-approval of ibalizumab or the imposition of a significant limitation of use on ibalizumab would have a material adverse effect on our potential growth and profitability.

In addition, the non-approval of ibalizumab by the FDA or the imposition of significant restrictions on its use would have a material adverse effect on our business, financial condition and operating results given the pre-commercialization expenses related to ibalizumab incurred in our 2017 financial year.

We are relying on TaiMed for the filing and negotiation of the BLA with the FDA pursuant to the terms and conditions of the TaiMed Agreement. Any error by TaiMed in assembling the BLA documents or in analyzing the data resulting from the clinical trials using ibalizumab could delay issuance of a decision by the FDA, or could result in ibalizumab not being approved by the FDA. Any one or all of these occurrences would have a material adverse effect on our business, financial condition and operating results.

Pursuant to the terms of the TaiMed Agreement, TaiMed is responsible for all regulatory activities with the FDA related to obtaining the marketing approval of ibalizumab in the United States. Our sole right on ibalizumab prior to obtaining marketing approval from the FDA is to conduct pre-commercialization activities in anticipation of the approval of ibalizumab. Although we are consulted and have discussions with TaiMed from time to time on the submission of documents as part of the BLA with the FDA, we have no right to intervene in the preparation of these documents and in communicating with the FDA prior to the potential approval of ibalizumab. Therefore, we are relying solely on TaiMed for the filing and negotiation of the BLA. If TaiMed fails to adequately file the appropriate documents or to negotiate effectively with the FDA, delays in a decision of the FDA may occur, or the FDA could issue a complete response letter and deny the approval of ibalizumab. Any one or all of these occurrences will have a material adverse effect on our business, financial condition and operating results.

We are relying on TaiMed for the supply of ibalizumab under the TaiMed Agreement and such reliance may adversely affect our revenues and financial prospects if TaiMed is unable to supply ibalizumab to meet demand.

TaiMed will be our sole supplier of ibalizumab. TaiMed does not own or operate any manufacturing facilities for the production of ibalizumab and has sub-contracted the manufacture of ibalizumab to WuXi, a Chinese-based company. WuXi is, in turn, the sole supplier of ibalizumab to TaiMed.

We are not ina contractual relationship with WuXi and, therefore, we may not be able to interact with WuXi in the event WuXi encounters issues with the manufacture of ibalizumab which could adversely affect its supply. Under such circumstances, we will be relying on TaiMed to address any of these manufacturing issues with WuXi. We have no control over the time and effort that TaiMed will devote in finding solutions to supply issues if such were to occur, or any say on the solution itself. Any delay in addressing manufacturing issues or any solution addressing a manufacturing problem that is not to our liking could have a material adverse effect on the supply and sales of ibalizumab and, accordingly, materially adversely affect our revenues and financial prospects.

WuXi was audited by the FDA in connection with the filing of the BLA. The FDA inspection resulted in a series of observations which WuXi is currently addressing. If these observations are not addressed to the satisfaction of the FDA, the FDA could decide to refuse to approve ibalizumab for commercialization and this occurrence will have a material adverse effect on our business, financial condition and operating results.

Prior to approving a new drug, the FDA inspects its proposed manufacturer to ensure compliance with FDA regulation and GMP. WuXi was inspected by the FDA in July and August 2017. During the course of the inspection, the FDA attended to the manufacture of one batch of ibalizumab.

The outcome of the inspection resulted in the FDA providing WuXi with a FDA Form 483 citing a list of observations which require corrective actions. We are informed by TaiMed that WuXi is currently addressing these observations and implementing corrective measures. However, there can be no assurance that the FDA will accept those corrective measures in response to its observations. If such is the case, the FDA could delay the issuance of a decision on ibalizumab or issue a complete response letter to TaiMed resulting in the non-approval of ibalizumab. Even if the FDA accepts the corrective measures submitted to it, the FDA could seek a second inspection to ensure that these measures are applied in compliance with FDA regulation and GMP. If a second inspection is sought by the FDA, the decision of the FDA on the BLA filed by TaiMed could be delayed. And, if the corrective measures were not implemented to the satisfaction of the FDA, the FDA could refuse to approve ibalizumab. Delays in the decision to approve or not to approve ibalizumab in the United States and a decision not to approve ibalizumab will have a material adverse effect on our business, financial condition and operating results.

Our commercial success in generating sales from the commercialization of ibalizumab, if and when approved, will depend on a variety of factors, any of which could have a material adverse effect on our capacity to generate significant revenues if they do not materialize as anticipated.

Our success in commercializing ibalizumab will depend, amongst other, on our capacity:

●	to deploy medical and commercialization campaigns that will be accepted by healthcare professionals, patients and third-party payors;

●	to obtain and maintain reimbursement coverage from third-party payors;

●	to register and keep the registration of ibalizumab on U.S. governmental forms as a drug available for purchase in the United States;

●	to ensure that adequate supplies are available; and

●	to maintain conflict-free relations with TaiMed, our agent in the United States, Syneos, our distributor and our specialty pharmacies.

Our success in commercializing ibalizumab in the United States will also depend on:

●	the capacity of Syneos, in collaboration with us, to retain qualified, motivated and talented personnel; and

●

the capacity of our third-party service providers to comply with all laws and regulation applicable to the conduct of their respective businesses, including those governing the manufacture of a drug product sold in the United States.

We are aware that ibalizumab may face competition from other products and competition may reduce our revenue potential if ibalizumab is commercialized. Lower revenues may entail that we may not be profitable if sales of other products we may commercialize are not sufficient to cover our expenses.

The pharmaceutical industry is characterized by intense competition and rapid innovation. Our potential competitors include large pharmaceutical and biotechnology companies, specialty pharmaceutical and generic drug companies, academic institutions, government agencies and research institutions, many of whom have greater financial, technical and human resources than us.

We monitor other ARTs, both already on the market and still under clinical development that may potentially be used to treat MDR HIV-1. Dolutegravir and darunavir, for instance, are the most commonly used in regimens for the treatment of MDR HIV-1. Other agents currently under clinical development programs include attachment inhibitors, long acting-ARTs and broadly neutralizing antibodies. None of these products have the same mechanism of action as ibalizumab.

3.3            RISKS RELATED TO RESEARCH AND DEVELOPMENT ACTIVITIES

In connection with its approval of EGRIFTA®, the FDA has required the Observational Study and the Retinopathy Study.

The Observational Study is to evaluate the safety of long-term administration of EGRIFTA® and the Retinopathy Study is to assess whether EGRIFTA® increases the incidence or progression of diabetic retinopathy in diabetic HIV-infected patients with lipodystrophy and excess abdominal fat. Both studies are currently recruiting patients and since May 1, 2014, we have assumed responsibility for completing these studies. There can be no assurance that the two studies will be successfully completed or that the results of the studies will be positive. In the event that the studies are not completed or that the results are unfavorable, the FDA could prohibit the future sale, or put restrictions on future sale of EGRIFTA® in the United States, either of which would have a material adverse effect on our business, financial condition and operating results.

The conduct of clinical trials requires the enrolment of patients and difficulties in enrolling patients could delay the conduct of our clinical trials or result in their non-completion.

The conduct of clinical trials requires the enrolment of patients. We may have difficulties enrolling patients for the conduct of the Observational Study and the Retinopathy Study mandated by the FDA or our future clinical trials as a result of design protocol, the size of the patient population, the eligibility criteria to participate in the clinical trials, the availability of competing therapies, the patient referral practices of physicians and the availability of clinical trial sites. Difficulty in enrolling patients for our clinical trials could result in the cancellation of clinical trials or delays in completing them. Once patients are enrolled in a clinical trial, the occurrence of any adverse drug effects or side effects observed during the trial could result in the clinical trial being cancelled. If we are unable to complete the Observational Study and the Retinopathy Study within the time mandated by the FDA because we have difficulties enrolling patients for these studies, the FDA could withdraw EGRIFTA® from the market. Under these circumstances, our revenues and operating results would be materially adversely affected and we could be in default under our payment obligations to EMD Serono.

Our failure to develop a single vial formulation of EGRIFTA® would constitute an omission to meet one of the requirements mandated by the FDA at the time of approval of EGRIFTA® and this could lead to the withdrawal of EGRIFTA® from the U.S. market.

As part of our commitments with the FDA related to the approval of EGRIFTA®, we agreed to develop a single vial formulation of EGRIFTA®. We began working on the development of the F4 Formulation to meet this requirement. In order to be able to use the F4 Formulation in the current indication of EGRIFTA®, we must demonstrate that the F4 Formulation is bioequivalent with the current formulation and conduct additional stability testing. Factors such as study design, the number of people in the study, the responsiveness of people enrolled in the study to the administration of a drug, the safety and tolerability of people to the administered drug and its bioavailability to those people may adversely affect the results obtained during the tests and analysis we are conducting to demonstrate that the F4 Formulation is bioequivalent to the current formulation used to administer EGRIFTA®. If we fail to demonstrate that the F4 Formulation is bioequivalent to the current formulation, we will incur additional costs to develop a new single vial formulation for EGRIFTA® which we may not be able to do. If such was the case, we would not be meeting our commitment with the FDA and the FDA could withdraw EGRIFTA® from the market. Under such circumstances, this would have a material adverse effect on our business, financial condition and operating results.

3.4	RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our failure to protect our intellectual property may have a material adverse effect on our ability to develop and commercialize our products.

We will be able to protect our intellectual property rights from unauthorized use by third parties only to the extent that our intellectual property rights are covered and protected by valid and enforceable patents, trademarks and copyrights or are effectively maintained as trade secrets. We try to protect our intellectual property position by, among other things, filing patent applications and trademark applications related to our proprietary technologies, inventions, improvements and tradenames that are important to the development of our business.

Because the patent and trademark position of pharmaceutical companies involves complex legal and factual questions, the issuance, scope, validity, and enforceability of patents and trademarks cannot be predicted with certainty. Patents and trademarks, if issued, may be challenged, invalidated or circumvented. For example, if our patents are invalidated or found to be unenforceable, we would lose the ability to exclude others from making, using or selling the inventions claimed. Moreover, an issued patent does not guarantee us the right to use the patented technology or commercialize a product using that technology. Third parties may have blocking patents that could be used to prevent us from developing our compounds, selling our products or commercializing our patented technology. Thus, patents that we own may not allow us to exploit the rights conferred by our intellectual property protection.

Our pending patent applications may not be issued or granted as patents. Even if issued, they may not be issued with claims of sufficient breadth to protect our product candidates and technologies or may not provide us with a competitive advantage against competitors with similar products or technologies. Furthermore, others may independently develop products or technologies similar to those that we have developed or may reverse engineer or discover our trade secrets through proper means. In addition, the laws of many countries do not protect intellectual property rights to the same extent as the laws of Canada, the United States and the European Patent Convention, and those countries may also lack adequate rules and procedures for defending intellectual property rights effectively.

We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties who have access to such confidential information, such as our current and prospective suppliers, distributors, manufacturers, commercial partners, employees and consultants.

Any of these parties may breach the agreements and disclose confidential information to our competitors. It is possible that a competitor will make use of such information, and that our competitive position could be disadvantaged.

Enforcing a claim that a third party infringes on, has illegally obtained or is using an intellectual property right, including a trade secret or know-how, is expensive and time-consuming and the outcome is unpredictable. In addition, enforcing such a claim could divert management’s attention from our business. If any intellectual property right were to be infringed, disclosed to or independently developed by a competitor, our competitive position could be harmed. Any adverse outcome of such litigation or settlement of such a dispute could subject us to significant liabilities, could put one or more of our pending patent applications at risk of being invalidated or interpreted narrowly, could put one or more of our patents at risk of not issuing, or could facilitate the entry of generic products.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. For example, confidential information may be disclosed, inadvertently or as ordered by the court, in the form of documents or testimony in connection with discovery requests, depositions or trial testimony. This disclosure would provide our competitors with access to our proprietary information and may harm our competitive position.

Our commercial success depends, in part, on our ability not to infringe on third party patents and other intellectual property rights.

Our capacity to commercialize EGRIFTA®, or other approved products, will depend, in part, upon our ability to avoid infringing third party patents and other third-party intellectual property rights. The biopharmaceutical and pharmaceutical industries have produced a multitude of patents and it is not always easy for participants, including us, to determine which patents cover various types of products, processes of manufacture or methods of use. The scope and breadth of patents is subject to interpretation by the courts and such interpretation may vary depending on the jurisdiction where the claim is filed and the court where such claim is litigated. The fact that we own patents for tesamorelin and for the treatment of HIV-related lipodystrophy in certain jurisdictions does not guarantee that we are not infringing one or more third-party patents in such jurisdictions and there can be no guarantee that we will not infringe or violate third-party patents and other third-party intellectual property rights in the United States or other jurisdictions.

For example, EMD Serono has listed a patent held by one of its affiliates in the Orange Book under the Hatch-Waxman Act with respect to EGRIFTA® in HIV-associated lipodystrophy. With the termination of the EMD Serono Agreement, EMD Serono could assert that such patent would be infringed by our continued sale of EGRIFTA® in the United States. To counter that risk, we have obtained a non-exclusive license from EMD Serono’s affiliate under the EMD Serono Termination Agreement in order to continue selling EGRIFTA® in the United States. If we are in default under the EMD Serono Termination Agreement and such default is not cured within the agreed upon time, EMD Serono’s affiliate could terminate our non-exclusive license. The termination of that license could prevent us from selling EGRIFTA® in the United States if we were found to infringe the patent listed by one of EMD Serono’s affiliates in the Orange Book and this could have a material adverse effect on our business, financial condition and operating results.

Patent analysis for non-infringement is based in part on a review of publicly available databases. Although we review from time to time certain databases to conduct patent searches, we do not have access to all databases. It is also possible that we will not have reviewed some of the information contained in the databases or we found it to be irrelevant at the time we conducted the searches. In addition, because patents take years to issue, there may be currently pending applications that have not yet been published or that we are unaware of, which may issue later as patents. As a result, there can be no guarantee that we will not violate third-party patents.

Because of the difficulty in analyzing and interpreting patents, there can be no guarantee that a third party will not assert that we infringe such third-party’s patents or any of its other intellectual property rights. Under such circumstances, there is no guarantee that we would not become involved in litigation. Litigation with any third party, even if the allegations are without merit, is expensive, time-consuming and would divert management’s attention from the daily execution of our business plan. Litigation implies that a portion of our financial assets would be used to sustain the costs of litigation instead of being allocated to further the development of our business.

If we are involved in patent infringement litigation, we would need to prevail in demonstrating that our products do not infringe the asserted patent claims of the relevant patent, that the patent claims are invalid or that the patent is unenforceable. If we are found to infringe a third-party patent or other intellectual property right, we could be required to enter into royalty or licensing agreements on terms and conditions that may not be favorable to us, and/or pay damages, including up to treble damages in the United States (for example, if found liable of wilful infringement) and/or cease the development and commercialization of our product candidates. Even if we were able to obtain a license, the rights may be non-exclusive, which could result in our competitors gaining access to the same intellectual property and to compete with us.

We have not been served with any notice alleging that we infringe a third-party patent, but there may be issued patents that we are unaware of that our products may infringe, or patents that we believe we do not infringe but ultimately could be found to infringe. If we were to challenge the validity of a competitor’s issued United States patent in a United States court, we would need to overcome a statutory presumption of validity that attaches to every United States patent. This means that, in order to prevail, we would have to present clear and convincing evidence as to the invalidity of the patent’s claims. We cannot guarantee that a court would find in our favour on questions of infringement and validity. Any finding that we infringe or violate a third-party patent or other intellectual property right could materially adversely affect our business, financial condition and operating results.

3.5	REGULATORY RISKS

We may be subject to enforcement action if we engage in the off-label promotion of EGRIFTA® or any other products approved for commercialization. We may also be subject to enforcement action if we engage in the promotion of ibalizumab prior to obtaining regulatory approval.

Our promotional materials and training methods must comply with the Federal Food, Drug and Cosmetic Act, as amended, of the United States, or FFDCA, and other applicable laws and regulations, including restraints and prohibitions on the promotion of off-label, or unapproved, use. Physicians may prescribe EGRIFTA® and other approved products for off-label use without regard to these prohibitions, as the FFDCA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, if the FDA determines that our promotional materials or training of company employees or agents constitutes promotion of an off-label use, it could request that we modify our training or promotional materials, issue corrective action, or subject us to regulatory or enforcement actions, including but not limited to the issuance of an untitled letter or warning letter, and a judicial action seeking injunction, product seizure and civil or criminal penalties. It is also possible that other federal, state or non-U.S. enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Our reputation would also be damaged. Although our policy is to refrain from written or oral statements that could be considered off-label promotion of any approved product, the FDA or another regulatory agency, such as Health Canada, could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of any approved product for commercialization may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us and harm our reputation.

We are not allowed to conduct promotional activities related to ibalizumab in the United States, Canada and Europe prior to obtaining regulatory approval since it is an investigational drug. Promotional activities may begin in one of those territories once a drug is approved by the FDA, in the United States, Health Canada, in Canada, and the European Medicine Agency, in certain European countries. We are only allowed to conduct certain medical activities surrounding the disease aimed to be treated with ibalizumab. If we are found to violate these rules, we could be subject to fines or other penalties.

The pharmaceutical industry is highly regulated and pharmaceutical companies are subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act.

Healthcare fraud and abuse regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

●

the federal healthcare program’s anti-kickback law, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, in exchange for or to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

●

federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payers that are false or fraudulent;

●

the federal Health Insurance Portability and Accountability Act of 1996, which created federal criminal laws that prohibit executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

●	the FFDCA and similar laws regulating advertisement and labeling; and

●

Non-U.S. and U.S. state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payer, including commercial insurers.

In the United States, the federal anti-kickback law has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers or formulary managers on the other. Although there are several statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce or reward prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Most American states also have statutes or regulations similar to the federal anti-kickback law and federal false claims laws, which apply to items and services covered by Medicaid and other state programs, or, in several states, apply regardless of the payor. Administrative, civil and criminal sanctions may be imposed under these federal and state laws. Further, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. federal anti-kickback and criminal healthcare fraud statutes. A person or entity can now be found guilty under the federal anti-kickback law without actual knowledge of the statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the U.S. government may assert that a claim including items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the false claims statutes. Possible sanctions for violation of these anti-kickback laws include monetary fines, civil and criminal penalties, exclusion from Medicare and Medicaid programs and forfeiture of amounts collected in violation of such prohibitions. Any violations of these laws, or any action against us for violation of these laws, even if we successfully defend against it, could result in a material adverse effect on our reputation, business, financial condition and operating results.

To enforce compliance with the federal laws, the U.S. Department of Justice, or DOJ, scrutinizes interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Dealing with investigations can be time and resource consuming and can divert management’s attention from the business. Additionally, if a healthcare provider settles an investigation with the DOJ or other law enforcement agencies, we may be forced to agree to additional onerous compliance and reporting requirements as part of a consent decree or corporate integrity agreement. Any such investigation or settlement could increase our costs or otherwise have an adverse effect on our business. Over the past few years, a number of pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of promotional and marketing activities, such as: providing free trips or items and gifts of value to prescribers, “sham” consulting fees and grants and other monetary benefits to prescribers; reporting inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Some states, such as California, Massachusetts and Vermont, mandate implementation of commercial compliance programs, along with the tracking and reporting of gifts, compensation and other remuneration to certain healthcare professionals. The shifting commercial compliance environment and the need to build and maintain robust and expandable systems to comply with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may run afoul of one or more of the requirements.

If our activities are found to be in violation of these laws or any other federal and state fraud and abuse laws, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our activities with regard to the commercialization of EGRIFTA®, or any other approved product that we commercialize, in the United States, which could harm the commercial success of EGRIFTA® and materially affect our business, financial condition and results of operations. We cannot guarantee that we will be able to mitigate all operational risks. In addition, we cannot guarantee that we, our employees, our consultants or our contractors are or will be in compliance with all potentially applicable U.S. federal and state regulations and/or laws. Because of the far-reaching nature of these laws, we may be required to alter or discontinue one or more of our business practices to be in compliance with these laws. If we fail to adequately mitigate our operational risks or if we or our agent fail to comply with any of those regulations, laws and/or requirements, a range of actions could result, including, but not limited to, the termination of clinical trials, the failure to approve a product candidate, restrictions on EGRIFTA® or another approved product, the withdrawal of EGRIFTA® or any other approved product from the market, significant fines, exclusion from government healthcare programs or other sanctions or litigation. Such occurrences could have a material adverse effect on our product sales, business and results of operations.

The scope and enforcement of these laws is uncertain and subject to rapid change in the current environment of healthcare reform. U.S. federal or state regulatory authorities might challenge our current of future activities under these laws. Any such challenge could have a material adverse effect on our reputation, business, results of operations and financial condition. Any state or federal regulatory review of us or the third parties with whom we contract, regardless of the outcome, would be costly and time-consuming.

3.6	LITIGATION RISKS

If we fail to comply with our contractual obligations, undertakings and covenants under our agreements with our commercial partners and third-party service providers, we may be exposed to claims for damages and/or termination of these agreements, all of which could materially adversely affect the commercialization of EGRIFTA® and ibalizumab, if approved, our capacity to generate revenues and management’s attention to the development of our business.

We rely on sanofi, AOP, BL&H, PRX and Praxis to commercialize and to obtain and maintain regulatory approvals of EGRIFTA® in the territories covered under our distribution and licensing agreements with each of them. We also rely on third-party service providers for sales, marketing and distribution activities in the United States and to manufacture EGRIFTA® for commercialization and tesamorelin for our clinical trials. Finally, we will rely on TaiMed for the manufacture and supply of ibalizumab in connection with its commercialization. Under those agreements, we have assumed certain obligations, undertakings and covenants which, if breached by us and not remedied within the agreed upon periods, could expose us to claims for damages and/or termination of these agreements. If we are unable to meet our obligations under any of our agreements with sanofi, AOP, BL&H, PRX, Praxis and TaiMed as well as with third-party service providers which results in termination of such agreements, this will materially adversely affect our business, financial condition and operating results since we rely on one commercial partner per territory and single third-party service providers, each of whom performing key services for the success of our business plan. In addition, under the terms of the EMD Serono Termination Agreement, we have granted EMD Serono a security interest over all of our tesamorelin-related assets. If we are in breach of the EMD Serono Termination Agreement by failing to meet our payment obligations to EMD Serono, EMD Serono has the right to seize all of those tesamorelin-related assets. Unless we are able to generate sufficient revenues from EGRIFTA® or other assets, a breach of the payment provisions under the EMD Serono Termination Agreement by us will have a material adverse effect on our business and could lead to recourses under insolvency laws.

If product liability lawsuits are brought against us, they could result in costly and time-consuming litigation and significant liabilities.

Despite all reasonable efforts to ensure the safety of EGRIFTA® and any other product we may be commercializing, it is possible that we or our commercial partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have damaging side effects. The development, manufacture and sale of such products may expose us to potential liability, and the pharmaceutical industry has been subject to significant product liability litigation. Any claims, with or without merit, could result in costly litigation, reduced sales, significant liabilities and diversion of our management’s time and attention and could have a material adverse effect on our financial condition, business and operating results. A product liability claim could also tarnish our reputation, whether or not such claims are with or without merit.

If a product liability claim is brought against us, we may be required to pay legal and other expenses to defend the claim and, if the claim is successful, damage awards may be substantial and/or may not be covered, in whole or in part, by our insurance. We may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets. We may also be obligated to indemnify our commercial partners and third-party service providers as well as make payments to other parties with respect to product liability damages and claims. Defending any product liability claims, or indemnifying others against those claims, could require us to expend significant financial and managerial resources and would have a material adverse effect on our reputation and our financial condition.

3.7	GEO-POLITICAL RISKS

A variety of risks associated with our international business relationships could materially adversely affect our business.

International business relationships in the United States, Latin America, Africa, the Middle East, Europe, South Korea, Taiwan, China and elsewhere subject us to additional risks, including:

●	disruptions of important government services;

●	differing regulatory requirements for drug approvals in foreign countries;

●	potentially reduced protection for intellectual property rights, including unexpected changes in the rules governing patents and their enforcement;

●	potential third-party patent rights in foreign countries;

●

the potential for so-called parallel importing, which is what happens when a local seller, faced with high or higher local prices, opts to import goods from a foreign market, with low or lower prices, rather than buying them locally;

●	unexpected changes in tariffs, trade barriers and regulatory requirements;

●	economic weakness, including inflation, or political instability, particularly in foreign economies and markets;

●	compliance with tax, employment, immigration and labour laws for employees traveling abroad;

●	foreign taxes;

●

foreign exchange contracts and foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

●	workforce uncertainty in countries where labour unrest is more common than in the United States and Canada;

●	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

●	business interruptions resulting from geo-political actions, including war and terrorism, or natural disasters, including earthquakes, volcanoes, typhoons, floods, hurricanes and fires.

These and other risks of international business relationships may materially adversely affect our business, financial condition and operating results.

3.8	RISKS RELATED TO INFORMATION TECHNOLOGY SYSTEMS

We rely extensively on the information technology systems of third-party service providers to store data, such as personal identifiable information, regarding our commercial activities for EGRIFTA® and ibalizumab, if and when approved. Security breaches and other disruptions to those information technology systems could cause a violation of privacy laws, exposing us to liability which could cause our business and reputation to suffer.

In the ordinary course of business, we rely upon information technology and networks, most of which are managed by third-parties, to process, transmit and store electronic information to manage and support our business decisions and strategy. We have no control over and access to the information technology systems of third-party service providers where most of this information is stored and we are unable to assess whether appropriate measures have been implemented to prevent or limit a security breach of their information technology systems.

We also use our information technology systems to collect and store proprietary data, such as those related to our intellectual property, customers, employees and suppliers.

The secure and uninterrupted operation of third party information technology systems and of our systems is material to our business operations and strategy. Unauthorized access to data files held in our information technology systems or those of third parties could result in inappropriate use, change or disclosure of sensitive and/or personal data of our customers, employees, suppliers and patients. Any such access, disclosure or other loss of information could subject us to litigation, regulatory fines, penalties or reputational damages, any of which could have a material adverse effect on our competitive position, reputation, business, financial condition and operating results.

3.9	OTHER RISKS RELATED TO OUR BUSINESS

We have contracted a debt under the EMD Serono Termination Agreement and collateralized all of our assets related to tesamorelin (including EGRIFTA®) in connection therewith. We may not be able to sell the collateralized assets if we need capital and our breach of the payment obligations under the EMD Serono Termination Agreement could allow EMD Serono to seize those assets, all of which would have a material adverse effect on our business.

Under the terms of the EMD Serono Termination Agreement, as amended, we agreed to pay an early termination fee of US $20,167,808, or Early Termination Fee, over a five-year period. There remain two payments of US $4,000,000 payable on each of May 1, 2018 and 2019. We also agreed to pay EMD Serono a confidential increasing royalty, or Royalties, based on annual net sales beginning in 2016. The Royalties will be paid until a confidential cumulative aggregate amount is reached or until January 1, 2024, the first of these events to occur.

In order to secure the payment of the Early Termination Fee, we granted EMD Serono a security interest on our present and future worldwide corporeal and incorporeal movable property related to tesamorelin until such time as the amount of US $20,167,808 has been reimbursed in full to EMD Serono. Thereafter, the Corporation and EMD Serono agreed to reduce the security interest to all present and future corporeal and incorporeal movable property related to tesamorelin in the United States only to secure the payment of the Royalties.

The granting of a security interest over our present and future worldwide corporeal and incorporeal movable property related to tesamorelin could prevent us from being able to dispose of these assets in the event we need additional capital to meet our obligations or expand our business. In addition, if we fail to meet our payment obligations to EMD Serono, EMD Serono may seize the assets subject to the security interest and, to the extent we have no other revenue-generating products, we could have to discontinue our operations and could resort to insolvency laws.

We did not generate a profit from our operation in the last fiscal year and there can be no guarantee that we will achieve consistent profitability.

We did not generate a profit in the fiscal year ended November 30, 2017 despite generating one in our previous fiscal year. Our profitability will mainly depend on our capacity to maintain the commercialization of EGRIFTA® successfully in the United States through a low-cost and effective distribution network, the recruitment and retention of talented personnel by Syneos, the deployment of an effective marketing campaign and through continued reimbursement coverage for EGRIFTA® under U.S. Medicare and Medicaid programs and under private-health insurers programs. Our profitability will also depend on sales of ibalizumab in the United States and on our capacity to control the costs associated with its launch and our sustained efforts to support its commercialization.

There is no guarantee that we or our commercial partners will succeed in commercializing EGRIFTA® and that EGRIFTA® will ever receive approval for commercialization in any jurisdictions and outside of the United States, Canada and Mexico. Also, there is no guarantee that ibalizumab will be approved, and, if approved, will be accepted by the marketplace and generate strong revenues. If revenues grow more slowly than we anticipate or if our operating expenses exceed our expectations, our business, financial condition and operating results could be materially adversely affected and we may never sustain profitability.

We may require additional funding and may not be able to raise the capital necessary to fund all or part of our capital requirements.

We may need financing in order to fund all or part of our capital requirements to sustain our growth, to develop our marketing and commercial capabilities, to meet our compliance obligations with various rules and regulations to which we are subject and to in-license or acquire new molecules or approved products. However, the market conditions or our business performance may prevent us from having access to the public market in the future at the times or in the amounts necessary. Therefore, there can be no guarantee that we will be able to continue to raise additional equity capital by way of public or private equity offerings in the future. In such a case, we would have to use other means of financing, such as issuing debt instruments or entering into private financing or credit agreements, the terms and conditions of which may not be favorable to us. In addition, the issuance and sale of substantial amounts of equity, or other securities, or the perception that such issuances and sales may occur could adversely affect the market price of our common shares.

We depend on our current personnel to pursue our business plan and the loss of our key employees and the inability to attract and hire highly qualified individuals to replace the loss of our current key employees could have a material adverse effect on our business and growth potential.

Because of the specialized nature of our business, our success depends to a significant extent on the continued service of our key employees and on our ability to be able to attract, retain and motivate qualified manufacturing, managerial and scientific personnel. We have entered into employment agreements with our executive officers and provided them with long-term incentives as retention measures, but such agreements and incentives do not guarantee that our executive officers will remain employed by us for any significant period of time, or at all. In addition, we have a limited workforce to pursue our business plan and the loss of any of our key employees could materially adversely affect our business. Our third-party service provider, Syneos, has hired sales representatives and other qualified individuals to assist us with the commercialization of EGRIFTA® in the United States and ibalizumab, if approved. Although these individuals are not our employees, the loss of any of those individuals and the inability of Syneos to attract and retain these individuals could have a material adverse effect on the commercialization of EGRIFTA® and ibalizumab, if approved, and, accordingly, our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

There is intense competition for qualified personnel in the areas of our activities, and we and our third-party service providers may not be able to continue to attract and retain the qualified personnel necessary for the development of our business. Our failure and the failure of our third-party service providers to attract and retain such personnel could impose significant limits on our business operations and hinder our ability to successfully and efficiently realize our business plan.

We may not achieve our publicly announced milestones or our commercial objectives on time.

From time to time, we publicly announce the timing of certain events to occur or the attainment of certain commercial objectives. These statements are forward-looking and are based on the best estimate of management at the time, relating to the occurrence of such events. However, the actual timing of events such as beginning of commercialization of a product, levels of sales, revenues and other financial metrics may vary from what is publicly disclosed. These variations may occur as a result of a series of events, including problems with a supplier or a commercial partner, change in the procurement policy of a commercial partner or any other event having the effect of delaying the publicly announced timeline or reducing the publicly announced commercial objective. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law. Any variation in the timing of certain events having the effect of postponing such events or any variation in the occurrence of certain events having the effect of altering publicly announced commercial objectives could have a material adverse effect on our business, financial condition and operating results. In addition, it could adversely affect the market price of our common shares.

In connection with the reporting of our financial results, we are required to make estimates and assumptions, which involve uncertainties and any significant differences between our estimates and actual results could have an adverse impact on our reported financial position, operating results and cash flows.

The preparation of our consolidated financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, our management evaluates our critical and other significant estimates and assumptions, including among others, those associated with revenue, provisions for sale deductions (cash discounts, allowances, returns, rebates, chargebacks and distribution fees), and contingent liabilities such as clinical trial expenses, recoverability of inventories, recoverability of intangible assets, measurements of derivative financial assets and share-based arrangements and capitalization of development expenditures. Any significant differences between our actual results and our estimates and assumptions could negatively impact our reported financial position, operating results and cash flows.

If we identify a material weakness in our internal controls over financial reporting, our ability to meet our reporting obligations and the trading price of our common shares could be negatively affected.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies. In addition, we are required under Canadian securities laws to report annually on our internal control over financial reporting. Any system of internal controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. If we determine that our internal controls over our financial reporting are not effective, or we discover areas that need improvement in the future, these shortcomings could have an adverse effect on our business and financial results, and the price of our common shares could be negatively affected.

In addition, if we cannot conclude that we have effective internal controls over our financial reporting, investors could lose confidence in the reliability of our financial statements, which could lead to a decline in our stock price. Failure to comply with reporting requirements could also subject us to sanctions and/or investigations by the Canadian regulatory authorities.

3.10                 RISKS RELATED TO OUR COMMON SHARES

Our share price has been volatile, and an investment in our common shares could suffer a decline in value.

Since our initial public offering in Canada, our valuation and share price have fluctuated immensely and have had no meaningful relationship to current or historical financial results, asset values, book value or many other criteria based on conventional measures of the value of common shares. In the past, the market price of our common shares has fluctuated and will continue to fluctuate due to various factors including the risk factors described herein and other circumstances beyond our control. An investment in our common shares could decline in value or fluctuate significantly.

Our revenues and expenses may fluctuate significantly and any failure to meet financial expectations and/or our own financial guidance, if any, may disappoint securities analysts or investors and result in a decline in the price of our common shares.

Our revenues and expenses have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our share price to decline. Some of the factors that could cause revenues and expenses to fluctuate include the following:

•	the level of sales of EGRIFTA® in the United States and Canada;

•	the approval, or non-approval, of ibalizumab in the United States and, if approved, the level of sales generated by ibalizumab;

•	supply issues with EGRIFTA® or any other approved product we may commercialize;

•	the inability to complete product development in a timely manner that results in a failure or delay in receiving the required regulatory approvals or allowances to commercialize product candidates;

•	the timing and willingness of any current or future collaborators to invest the resources necessary to commercialize our product candidates;

•	the outcome of any litigation;

•	payment of fines or penalties for violations of laws;

•	foreign currency fluctuations;

•	the timing of achievement and the receipt of milestone or royalty payments from future third parties; and

•	failure to enter into new or the expiration or termination of current agreements with third parties.

If our quarterly or annual operating results fall below the expectations of investors or securities analysts, or if we need to reduce our financial guidance, if any, the price of our common shares could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

We do not intend to pay dividends on our common shares and, consequently, the ability of investors to achieve a return on their investment will depend on appreciation in the price of our common shares.

We have never declared or paid any cash dividend on our common shares and we do not currently intend to do so in the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Therefore, the success of an investment in our common shares will depend upon any future appreciation in their value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Our shareholder rights plan, the EMD Serono Termination Agreement and certain Canadian laws could delay or deter a change of control.

Our shareholder rights plan entitles a rights holder, other than a person or group holding 20% or more of our common shares, to subscribe for our common shares at a discount of 50% to the market price at that time, subject to certain exceptions.

The EMD Serono Termination Agreement provides that in the event there occurs a change of control of the Corporation, EMD Serono has the option to accelerate the payment of all of the unpaid Early Termination Fee.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of the assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

ITEM 4	DIRECTORS AND EXECUTIVE OFFICERS

4.1	DIRECTORS

The table below sets forth the following information about our directors as of February 6, 2018: his/her name, age, province/state of residence, principal occupation, the year each director first became a director of the Corporation, his/her status as an independent director, his/her biography, his/her areas of expertise, his/her memberships on the committees of the Board of Directors, whether he/she acts as director for other public companies or entities involved in the pharmaceutical industry, and the number of common shares, DSUs and options beneficially held or controlled.

Each elected director remains in office until the next annual meeting of shareholders, unless he/she resigns or his/her position becomes vacant following his/her death, destitution or for any other reason before the next annual meeting of shareholders.

Gérald A. Lacoste

Age: 74

Rivière-Rouge,

Québec, Canada

Independent

Director since:

February 8, 2006

Areas of Expertise:

-  Securities and Market Regulations

-  Corporate

Governance

-  Mergers &

Acquisitions

Other Directorship:

None

Principal Occupation		Corporate Director

Gérald A. Lacoste is a retired lawyer with extensive experience in the fields of securities regulation, financing and corporate governance. He was previously Chairman of the Québec Securities Commission (now known as the Autorité des marchés financiers) and was also President and Chief Executive Officer of the Montreal Exchange. During his career, Mr. Lacoste acted as legal counsel to the Canadian Standing Senate Committee on Banking, Trade and Commerce, he chaired the Québec Advisory Committee on Financial Institutions, and was a member of the task force on the capitalization of life insurance companies in Québec. Mr. Lacoste is currently a corporate director and is a member of the North American Free Trade Agreement arbitration panel.

Securities Held or Controlled
Common Shares (#)	DSU (#)	Options (#)
85,000	21,936	55,000
Committees of the Board of Directors
Chair of Nominating and Corporate Governance Committee Member of Audit Committee

Dale MacCandlish-Weil

Age: 62

Baie d’Urfé,

Québec, Canada

Independent

Director since:

May 16, 2017

Areas of Expertise:

-  Healthcare Industry

-  Commercialization of products

-  Management

-  Strategic Planning

	Principal Occupation		Senior Advisor to the President, McKesson Canada Corporation[1]

Ms. Dale MacCandlish-Weil has more than 35 years of experience in the commercialization, marketing, sale of consumer products and B2B services. She spent the last 17 years of her career in management positions related to health care services such as distribution, pharmaceutical and retail pharmacy services. She has been working with McKesson Canada Corporation (“McKesson”) since August 1999 where she occupied the position of Vice President and Senior Vice President for various divisions of McKesson. She has been acting in an advisor role to the President since May 2015. Prior to May 2015, she acted as Senior Vice President Retail Banner Management Services with McKesson from July 2014 to May 2015 and, from November 2011 to June 2014, she acted as Senior Vice President, Integrated Health Care Solutions, Strategy and Business Development with McKesson. Ms. Weil holds a Master in Business Administration from McGill University and has obtained her certification as a certified director after successfully completing the ICD Directors Education Program.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	Nil	1,894	15,000
	Committees of the Board of Directors
	Member of Nominating and Corporate Governance Committee

Other Directorship: None

[1]	Ms. MacCandlish-Weil will resign her position by the end of February 2018.

Paul Pommier Age: 75 Laval, Québec, Canada Independent Director since: January 6, 1997 Areas of Expertise: - Corporate Finance - Securities - Mergers & Acquisitions Other Directorship: None	Principal Occupation		Corporate Director

Mr. Paul Pommier worked for more than 25 years at National Bank Financial Inc., his last position being Senior Executive Vice President, Corporate and Government Finance. Throughout his career, he oversaw public and private financings, mergers and acquisitions, as well as the marketing of investment offerings. Under his leadership, National Bank Financial Inc. developed notable expertise in tax-shelter financings.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	375,100	122,208	55,000
	Committees of the Board of Directors
	Chair of the Audit Committee Member of Compensation Committee

Dawn Svoronos Age: 64 Hudson, Québec, Canada Independent Director since: April 8, 2013 Areas of Expertise: - Pharmaceutical Industry- Commercialization of Drug Products Other Directorship: Xenon	Principal Occupation		Corporate Director – Chair of the Board of the Corporation

Ms. Dawn Svoronos worked in the commercial side of the business for the multinational pharmaceutical company Merck & Co. Inc., for 23 years, retiring in 2011. From 2009 to 2011, Ms. Svoronos was President of the Europe/Canada region for Merck and from 2006 to 2009 was President of Merck in Canada. Previously held positions with Merck include Vice-President of Asia Pacific and Vice-President of Global Marketing for the Arthritis, Analgesics and Osteoporosis franchise. Ms. Svoronos sits on the Board of Directors of two other public companies: PTC Therapeutics, Inc. in New Jersey, U.S.A., and Xenon Pharmaceuticals Inc. in British Columbia, Canada.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	200,000	Nil	80,000
	Committee of the Board of Directors
	Member of Nominating and Corporate Governance Committee Member of Compensation Committee

Pharmaceuticals Inc.;
PTC Therapeutics, Inc.

Jean-Denis Talon (1) Age: 76 Montreal, Québec, Canada Independent Director since: May 10, 2001	Principal Occupation		Corporate Director

Mr. Jean-Denis Talon had a successful career with AXA Insurance over a period of more than 20 years, ultimately becoming President and Chief Executive Officer. He was Chairman of the Board of AXA Canada until September 2011. Mr. Talon is also a former President of the Financial Affairs Committee at the Insurance Bureau of Canada.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	120,000	10,894	55,000
	Committees of the Board of Directors
	Chair of Compensation Committee Member of Audit Committee

Areas of Expertise: - Human Resources - Governmental Relations - Mergers & Acquisitions

Other Directorship:
None

Luc Tanguay (2) Age: 59 Town of Mount Royal, Québec, Canada	Principal Occupation		President and Chief Executive Officer of the Corporation

Mr. Luc Tanguay has been active in the biotechnology industry for over 20 years. As a member of our senior management since 1996, he has contributed to our growth by facilitating access to public and private capital funding. A member of the board of directors since 1993, he has held various management positions since joining the Company. Prior to joining us, Mr. Tanguay had a career in investment banking at National Bank Financial Inc. Mr. Tanguay obtained his M. Sc. Finance from the University of Sherbrooke.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
Non-independent Director since: December 6, 1993 Areas of Expertise: - Corporate Finance - Securities - Mergers & Acquisitions	234,000	27,572	820,000

Other Directorship: None

(1)

Mr. Talon was a member of the board of directors of Toptent Inc., or Toptent, from August 1, 2007 to November 26, 2009. On December 3, 2009, Toptent filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada), or Bankruptcy Act. Subsequently, on May 7, 2010, Toptent filed a proposal under the Bankruptcy Act. The proposal was accepted by Toptent’s creditors on May 20, 2010.

(2)

Mr. Tanguay was a member of the board of directors of Ambrilia Biopharma Inc., or Ambrilia, from August 22, 2006 to March 30, 2010. On July 31, 2009, Ambrilia obtained court protection from its creditors under the Companies’ Creditors Arrangement Act (Canada), or CCAA. The purpose of the order issued by the court granting Ambrilia protection from its creditors was to provide Ambrilia and its subsidiaries the opportunity to restructure its affairs. On July 31, 2009, the TSX halted the trading of Ambrilia’s shares pending its review of Ambrilia’s meeting the requirements for continuous listing. On January 31, 2011, the TSX decided to delist the common shares of Ambrilia at the close of market on March 4, 2011 for failure to meet the continued listing requirements of the TSX. The common shares remain suspended from trading. On April 8, 2011, Ambrilia announced that it would seek permission to terminate the protection granted by the Superior Court pursuant to the CCAA and, upon permission of the Court, it would file for bankruptcy pursuant to the Bankruptcy Act. On April 12, 2011, Ambrilia went bankrupt.

4.2	AUDIT COMMITTEE

Our board of directors has established an Audit Committee to review our annual financial statements prior to their approval by the board of directors and also to perform other duties, as is described in the Audit Committee’s charter adopted by the board of directors and attached hereto as Appendix A.

As of November 30, 2017, the Audit Committee was composed of three members: Paul Pommier, its Chair, Jean-Denis Talon and Gérald A. Lacoste. All three are independent and financially literate. The details mentioned hereunder describe the education and experience of the Audit Committee members that is relevant to the performance of their responsibilities, in particular any experience in preparing, auditing, analyzing and evaluating financial statements.

Paul Pommier. Mr. Pommier holds an MBA degree and has more than 25 years of experience in the financial field, notably in public and private company financings, as well as in merger and acquisition activities. While acting as a director of Royal Aviation Inc., he was also a member of its audit committee.

Jean-Denis Talon. Mr. Talon has more than 20 years of experience in the insurance field as a senior officer. Mr. Talon acted as a member of the audit committee of AXA Canada from March 1995 to April 2008. He has been a member of the audit committee of InnovAssur since March 1999 and acted as Chair of its audit committee from November 1999 until September 2011.

Gérald A. Lacoste. Mr. Lacoste has more than 30 years of experience in the fields of securities regulation, corporate finance and corporate governance. Mr. Lacoste was president of the audit committee of Amisco Ltd. from 2002 to 2009 and was also a member of the audit committee of Andromed Inc. from 2004 to 2007. Mr. Lacoste was a member of the audit committee of Génome Québec from 2006 to 2009.

Each member of the Audit Committee has acquired in-depth financial expertise giving each the ability to read and understand a set of financial statements which presents the breadth and level of complexity of accounting issues that are generally comparable to those that can reasonably be expected to be raised in our financial statements.

4.3	EXECUTIVE OFFICERS

The table below sets forth the following information about our executive officers as of February 6, 2018: his/her name, age, province/state of residence, his/her principal occupation, the year each Executive Officer joined the Corporation, his/her biography and the number of common shares, DSUs and options beneficially held or controlled. The information about Mr. Luc Tanguay, the President and Chief Executive Officer of the Corporation, is found in the table above regarding information about our directors.

Denis Boucher Age: 52 Westmount, Québec, Canada	Principal Occupation		Vice President, Communications and Corporate Affairs

Mr. Boucher joined the Corporation on January 8, 2018 and brings more than 30 years of experience in communications, government affairs and crisis management. Prior to joining Theratechnologies, Mr. Boucher practiced litigation and labour and employment law at Therrien Couture. He was previously a partner for 15 years at the largest public relations firm in Canada where he was in charge of the healthcare practice and business development. Mr. Boucher started his career as a television news reporter at Société Radio-Canada in Toronto and was then appointed press secretary to the President of Treasury Board in Ottawa.

Mr. Boucher holds a Bachelor of Arts Degree from Université Laval in Québec City as well as a Law Degree from Université de Montréal. He was called to the Quebec Bar in 2016. Upon completing a training at the Harvard Negotiation Institute in Cambridge, Massachusetts, in 2016, he was accredited by the Quebec Bar as a mediator in civil, commercial and labour law.

Mr. Boucher sits on the fundraising organizing committees for the Fondation des étoiles and the Heart and Stroke Foundation.

Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	Nil	Nil	Nil

Marie-Noël Colussi Age: 49 Laval, Québec, Canada	Principal Occupation		Vice President, Finance

Ms. Marie-Noël Colussi is a graduate of the Université du Québec à Montréal in business administration. Prior to joining us, Ms. Colussi worked for eight years with KPMG, a major accounting firm. Ms. Colussi has experience in accounting, auditing, control and taxation, particularly in research and development. She joined us in 1997, and prior to her appointment as Vice President, Finance, in February 2002, she held the positions of Director, Accounting and Internal Control and Controller.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	10,075	3,182	81,000

Philippe Dubuc Age: 51 Montreal, Québec, Canada	Principal Occupation		Senior Vice President and Chief Financial Officer

Mr. Dubuc brings more than 25 years of experience in investment banking in the healthcare sector and in management. He started his career as a management consultant at Groupe Secor, a well-known Quebec-based consulting firm which is now part of KPMG. He then served as Managing Director, Investment Banking at National Bank Financial. In this role, he headed the healthcare group and was involved in numerous financing and M&A transactions. He later founded a manufacturing company which he sold after seven years of successful operations. Mr. Dubuc holds a M.B.A. from McGill University and a B.Comm. from Concordia University.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	21,000	Nil	215,000

Lyne Fortin Age: 58 Laval, Québec, Canada	Principal Occupation		Senior Vice President and Chief Commercial Officer

Ms. Fortin has over 30 years of experience in the commercialization of pharmaceutical products for human health. She has been in executive level positions at Merck Canada for 13 years until 2011. In these roles she was responsible for Marketing and Sales of product portfolios in diverse therapeutic areas. She also managed all the commercial support functions which included marketing and sales research, sales training, sales operations, manufacturing planning, Office of Compliance, Sigma and change management. From 2005 to 2009, she was appointed to the Merck Marketing Committee for Europe, Middle-East, Africa and Canada to advance commercial practices and became a member of the Board of Directors of Merck Canada in 2007 until 2011. From 2011 to 2013, she acted as consultant to the biopharmaceutical industry advising clients on commercial matters. She was appointed Chief Commercial Officer of our Corporation in December 2013.

Ms. Fortin graduated from the Université de Montréal with a Certificate in Chemistry in 1978 and a Bachelor degree in Pharmacy in 1982 (Member of the Order of Pharmacists of Québec since 1983). She obtained a MBA from Concordia University in 1984.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	27,590	Nil	215,000

Jocelyn Lafond Age: 50 Verdun, Québec, Canada	Principal Occupation		Vice President, Legal Affairs, and Corporate Secretary

Mr. Lafond has over 20 years of experience in the fields of corporate and securities law. Mr. Lafond holds a law degree from the Université Laval and a Masters Degree in Law from the University of Toronto. He has been a member of the Barreau du Québec since 1992. Prior to joining us in 2007, Mr. Lafond was a partner with the international law firm of Fasken Martineau DuMoulin LLP.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	1,000	5,000	265,000

Christian Marsolais Age: 55 Town of Mount Royal, Québec, Canada	Principal Occupation		Senior Vice President and Chief Medical Officer

Dr. Christian Marsolais has over 15 years of experience in clinical research for large pharmaceutical companies, such as Sandoz Canada Inc. and BioChem Therapeutics Inc. Before joining us in 2007, Dr. Marsolais held various positions at Pfizer Global Pharmaceuticals, where he was appointed Director of Medical Affairs, Therapeutic Areas, in 2004. In this position, Dr. Marsolais was responsible for the clinical program and scientific initiatives development, as well as the integration of the Scientific Affairs and Clinical Research for the oncology and HIV Franchise. Dr. Marsolais holds a Ph.D. in Biochemistry from the Université de Montréal.

	Securities Held or Controlled
	Common Shares (#)	DSU (#)	Options (#)
	34,697	6,312	316,000

4.4	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

Except as described above in notes 1 and 2 to the table found under “Item 4 – Directors and Executive Officers – Directors”, to our knowledge, no director and executive officer (a) is, as at February 6, 2018, or has been within the ten (10) years before February 6, 2018, a director or executive officer of any company (including the Corporation) that, while that person was acting in that capacity, (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the ten (10) years before February 6, 2018, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets.

4.5	SECURITIES HELD BY THE DIRECTORS AND EXECUTIVE OFFICERS

As at February 6, 2018, the total number of common shares (the only securities carrying a voting right) held by our directors and executive officers amounted to 1,108,462, which represented 1,48 % of our outstanding common shares.

ITEM 5	INTERESTS OF EXPERTS

KPMG LLP, our auditors, is the only person or company who is named as having prepared or certified a statement, report or evaluation, included or mentioned in a filing under securities regulations during our most recently completed financial year.

KPMG LLP and its partners are independent with respect to the Corporation within the meaning of the applicable rules and related interpretations prescribed by the relevant professional bodies in Canada and applicable legislation.

External Auditors Service Fees

KPMG LLP have been acting as our auditors since 1993. In addition to performing the audit of our consolidated financial statements, KPMG LLP provided other services to us and they billed us the following fees in respect of each of our fiscal years ended November 30, 2017 and 2016:

Fees	Fiscal year ended November 30, 2017 ($)	Fiscal year ended November 30, 2016 ($)

Audit Fees(1)	119,500	217,000

Audit-Related Fees(2)	43,750	43,750

Tax Fees(3)	23,544	16,975

Total:	186,794	277,725
(1)	Refers to the aggregate fees billed by our external auditors for audit services.
(2)	Refers to the aggregate fees billed for professional services rendered by our external auditors for translation.
(3)	Refers to the aggregate fees billed for professional services rendered by our external auditors for tax compliance, tax advice and tax planning.

ITEM 6	SECURITIES OF THE COMPANY

6.1	AUTHORIZED SHARE CAPITAL

We are authorized to issue an unlimited number of common shares and an unlimited number of preferred shares issuable in series.

Subject to the priority rights of holders of preferred shares, holders of common shares are entitled to any dividend declared by the board of directors, to one vote per share at meetings of our shareholders and, in the event of our liquidation or dissolution, to participate in the distribution of the assets.

Preferred shares carry no voting rights. Preferred shares may be issued at any time in one or more series. Our articles of incorporation give our board of directors the power to fix the number of preferred shares and the consideration per share, as well as to determine the provisions attached to the preferred shares of each series (including dividends, redemption and conversion rights, if any). The shares of every series of preferred shares will have priority over all our other shares, including common shares, with respect to the payment of dividends and return of capital in the event of our liquidation or dissolution.

The common shares issued represent the total voting rights pertaining to our securities.

6.2	DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

6.3	TRANSFER AGENT AND REGISTRAR

Our transfer agent and registrar is Computershare Trust Company of Canada which holds, at its Montreal offices, the registers related to our common shares, shareholders and transfers.

ITEM 7	MARKET FOR SECURITIES

7.1	TRADING PRICE AND VOLUME

The following table sets forth the price range and trading volume of our common shares on the TSX for the periods indicated below. However, you should not view this presentation as an indication that the market price of our common shares will continue at such levels.

Period	Price		Volume
	$ High	$ Low
February 1 to February 6, 2018	$8.03	$7.00	424,549
January 2018	$8.39	$7.25	2,048,132
December 2017	$7.29	$6.51	1,197,614
November 2017	$7.75	$4.96	2,696,350
October 2017	$8.07	$7.39	1,667,622
September 2017	$7.79	$7.11	1,757,300
August 2017	$8.01	$6.96	1,887,200
July 2017	$8.68	$6.92	3,313,000
June 2017	$8.72	$7.00	3,827,300
May 2017	$7.30	$6.32	2,906,400
April 2017	$6.85	$5.67	3,509,000
March 2017	$6.24	$4.24	7,085,400
February 2017	$4.55	$3.23	4,695,300
January 2017	$3.32	$2.75	2,156,800
December 2016	$3.05	$2.61	2,048,900

The following table sets forth the price range and trading volume of our common share purchase warrants on the TSX for the periods indicated below. Our common share purchase warrants expired on August 8, 2017.

Period	Price		Volume
	$ High	$ Low
August 1 to August 6, 2017	$4.80	$4.80	900
July 2017	$5.26	$4.50	10,550
June 2017	$5.50	$4.35	166,415
May 2017	$4.16	$3.50	102,075
April 2017	$3.80	$2.92	267,600
March 2017	$3.14	$1.44	69,500
February 2017	$1.59	$0.57	108,075
January 2017	$0.89	$0.61	11,750

December 2016	$0.70	$0.70	500

7.2	PRIOR SALES

The following table summarizes the distribution of securities other than those listed on a stock exchange that we issued during the most recently completed financial year, identifying the type of security, the exercise price per security, the number of securities issued, and the date on which the securities were issued.

Date	Type of Security	Price per Security	Number of Securities

April 7, 2017	Stock Options	5.96	275,000

May 16, 2017	Stock Options	6.73	75,000

October 16, 2017	Deferred Stock Units	7.92	7,576

ITEM 8	LEGAL PROCEEDINGS

In the last financial year, we were not subject to any legal proceedings and, as at February 6, 2018, we are not subject to any such proceedings.

ITEM 9	MATERIAL CONTRACTS

TaiMed Agreement

On March 18, 2016 and, thereafter, on March 6, 2017, we entered into the TaiMed Agreement pursuant to which we were granted the exclusive right to commercialize and distribute ibalizumab in the United States, in Canada, the countries forming part of the European Union as well as Albania, Iceland, Israel, Liechtenstein, Norway, Russia, Sweden, Switzerland and Turkey. For a description of this agreement, see “Item 2 – Our Business – Section 2.4 – Approved Product and Investigational Product – Ibalizumab – Investigational Product – TaiMed Agreement”.

EMD Serono Termination Agreement

On December 13, 2013, we entered into an agreement terminating our collaboration and licensing agreement with EMD Serono pursuant to which we regained all rights to commercialize EGRIFTA® in the United States. On February 17, 2015, we entered into an amendment to the EMD Serono Termination Agreement with EMD Serono to restructure the amount and the payment terms of our first installment of the Early Termination Fee under the EMD Serono Termination Agreement. For a description of this agreement, see “Item 2 – Our Business – Section 2.5 – Commercialization Activities – EGRIFTA® - United States – General”.

Almac Agreement

On February 27, 2015, we entered into an agreement with Almac pursuant to which Almac is responsible for packaging syringes, needles, sterile water for injection and patient inserts in connection with the sale of EGRIFTA® in the United States. This agreement is scheduled to terminate on February 26, 2018, unless extended by mutual consent.

RxCrossroads Agreements

On November 1, 2017, we entered into an amended and restated master services agreement and amended and restated statements of work agreements with RxCrossroads appointing it as our exclusive third-party logistic service provider and exclusive third-party distributor of EGRIFTA® and ibalizumab in the United States. For a description of the RxCrossroads Agreements, see “Item 2 – Our Business – Section 2.5 - Commercialization Activities – EGRIFTA® - United States – Logistic Service Provider and Distributor”.

H.D. Smith Agreement

On September 1, 2014, we entered into a wholesaler services agreement with H.D. Smith LLC., or H.D. Smith Agreement, appointing H.D. Smith as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or H.D. Smith Agreement.

The H.D. Smith Agreement has a one-year term and automatically renews for subsequent one-year period unless a party provides the other with a prior written notice within a confidential time period prior to the termination or renewal period of the agreement. The H.D. Smith Agreement contains customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events stated therein.

Cardinal Health Agreements

On August 15, 2014 and on October 23, 2014, we entered into a wholesale drop shipment agreement and a drop ship only services agreement with Cardinal Health appointing Cardinal as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or Cardinal Agreements.

The Cardinal Agreements have a one-year term and automatically renew for subsequent one-year period unless a party provides the other with a prior written notice within a confidential time period prior to the termination or renewal period of the agreements. The Cardinal Agreements contain customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events stated therein.

McKesson Corporation Agreement

On May 15, 2014, we entered into a core distribution agreement with McKesson Corporation appointing it as a non-exclusive authorized wholesaler for EGRIFTA® in the United States, or McKesson Agreement

The McKesson Agreement has an indefinite term but may be terminated at any time by either party upon written notice to the other. However, in the event that we were in the process of being acquired, the McKesson Agreement may not be terminated by us without cause for twelve (12) months following the acquisition. The McKesson Agreement contains customary representations and warranties from both parties, payment terms, indemnification provisions as well as termination provisions in the event of the occurrence of certain events stated therein.

Syneos Agreement

On December 4, 2016, we entered into an amended and restated master services agreement with Syneos providing for the main terms and conditions under which Syneos would provide us with services to commercialize EGRIFTA® and ibalizumab in the United States. Each of those services has been described in specific project agreements. We have entered into project agreements relating to the provision of sales personnel, medical science liaison personnel, managed market and call center personnel. For a description of these agreements, see “Item 2 – Our Business – Section 2.5 – Commercialization Activities – EGRIFTA® - United States - Marketing and Sales”.

Bellwyck Agreement

On March 25, 2015, we entered into a packaging agreement with Bellwyck in connection with the labeling and packaging of EGRIFTA® vials and the packaging of the injection tool kit in connection with the sale of EGRIFTA® in Canada. For a description of this agreement, see “Item 2 – Our Business – Section 2.5 – Commercialization Activities – EGRIFTA® - Canada - Manufacturing”.

McKesson Canada Agreement

On June 3, 2015, we entered into a master services agreement with McKesson Canada pursuant to which McKesson Canada is providing us (through project agreements) with various services in connection with the commercialization of EGRIFTA® in Canada, or McKesson Canada Agreement. On June 15 and June 19, 2015, we entered into two project agreements with McKesson Canada defining the services to be provided to us under the McKesson Canada Agreement. The project agreement entered into on June 15, 2015 detailed the services to be provided through our EGRIFTA Support® call center whereas the project agreement entered into on June 19, 2015 appointed McKesson Canada as our distributor of EGRIFTA® in Canada. Effective November 17, 2017, we agreed to an assignment by McKesson Canada to McKesson Distribution of the project agreement dated June 19, 2015 appointing McKesson Canada as our distributor of EGRIFTA® in Canada, resulting in McKesson Distribution now being our distributor in Canada. The McKesson Canada Agreement, as well as the above-mentioned project agreements, are scheduled to terminate on June 3, 2018, unless earlier terminated by the parties in the event of a breach by one party that is not cured within the period prescribed in this agreement, in the event there occurs an insolvency event or in the event EGRIFTA® is no longer commercialized in Canada.

ITEM 10	ADDITIONAL INFORMATION

Additional information with respect to our Company, including directors’ and officers’ compensation, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in our Management Proxy Circular. Our financial information is provided in our comparative financial statements and Management Discussion & Analysis for our financial year ended November 30, 2017.

Additional information regarding our Company is available on SEDAR at www.sedar.com, or upon written request addressed to Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary, at 2015 Peel Street, 5th Floor, Montreal, Québec, Canada H3A 1T8. Except when our securities are in the process of distribution pursuant to a prospectus, we may charge reasonable fees if the request is from a person who does not hold any of our securities.

APPENDIX A – AUDIT COMMITTEE CHARTER

I.	Mandate

The Audit Committee (the “Committee”) is responsible for assisting the Company’s Board of Directors (the “Board”) in overseeing the following:

A.    the integrity of the Company’s financial statements and related information;

B.    the internal control systems of the Company;

C.    the appointment and performance of the external auditor; and

D.    the supervision of the Company’s Risk Management.

II.	Obligations and Duties

The Committee carries out the duties usually entrusted to an audit committee and any other duty assigned from time to time by the Board. Management has the responsibility to ensure the integrity of the financial information and the effectiveness of the Company’s internal controls. The external auditor has the responsibility to verify the fair presentation of the Company’s financial statements; at the same time evaluating the internal control process to determine the nature, extent and timing of the auditing procedures used for the financial statement audit. The Committee has the responsibility to supervise the participants involved in the preparation process of the financial information and to report on this to the Board.

Specifically, the Committee is charged with the following obligations and duties:

A.	Integrity of the Company’s Financial Statements and Related Information

1.

Review annual and quarterly consolidated financial statements and all financial information legally required to be disclosed by the Company, i.e. financial information contained in the “Management Discussion and Analysis” report, the Annual Information Form and the press releases, as the case may be, discuss such with management and the external auditor, as applicable, and suggest recommendations to the Board, as the case may be.

2.

Approve the interim Financial Statements, the interim “Management Discussion and Analysis” reports and all supplements to these “Management Discussion and Analysis” reports which have to be filed with regulatory authorities.

3.	On a periodic basis, review and discuss with management and the external auditor, as applicable, the following:

a.

major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting principles, and major issues as to the adequacy of the Company’s internal controls and any special audit steps adopted in light of material control deficiencies;

b.	the effect of regulatory and accounting initiatives, as well as off-balance sheet structures, on the financial statements of the Company; and

c.

the type and presentation of information to be included in press releases dealing with financial results (paying particular attention to any use of pro-forma information or information adjusted by means of non-generally accepted accounting principles).

4.	Review and discuss reports from the external auditor on:

b.	all critical accounting policies and practices used by the Company;

c.

all material alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternate treatments and disclosures and the treatment preferred by the external auditor;

d.	the external auditors’ report to the Committee on the planning of external auditing; and

e.	the external auditors’ report to the Committee on the auditing results.

B.	Supervision of the Company’s Internal Control Systems

1.	Review and discuss with management and, when appropriate, provide recommendations to the Board on the following:

a.	actual financial data compared with budgeted data;

b.	the Company’s internal control system;

c.	the relationship of the Committee with the management and audit committees of the Company’s consolidated subsidiaries. With respect to the subsidiaries, the Committee must:

●	obtain precisions as to the mandate of the audit committees;

●	enquire about internal controls and study related risks;

●	obtain copy of the minutes of the audit committees’ meetings; and

●	ensure that the critical accounting policies and practices are identical to the Company’s.

2.	Study the feasibility of implementing an internal auditing system and when implemented, establish its responsibilities and supervise its work.

3.

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

C.	Appointment and Performance Supervision of the External Auditor

1.	Provide recommendations to the Board on the selection of the external auditor to be appointed by the shareholders.

2.

Approve in advance and recommend to the Board the external auditor’s remuneration and more specifically fees and terms of all audit, review or certification services to be provided by the external auditor to the Company and any consolidated subsidiary.

3.

Supervise the performance of the external auditor in charge of preparing or issuing an audit report or performing other audit services or certification services for the Company or any consolidated subsidiary of the Company, where required, and review all related questions as to the terms of its mission and the revision of its mission.

4.

Pre-approve all engagements for permitted non-audit services provided by the external auditor to the Company and any consolidated subsidiary, and to this effect and at its convenience, establish policies and procedures for the engagement of the external auditor to provide to the Company and any consolidated subsidiary permitted non-audit services, which shall include approval in advance by the Committee of all audit/review services and permitted non-audit services to be provided to the Company and any consolidated subsidiary by the external auditor.

5.	At least annually, consider, assess and report to the Board on:

a.	the independence of the external auditor, including whether the external auditor’s performance of permitted non-audit services is compatible with the external auditor’s independence;

b.

the obtaining from the external auditor of a written or verbal statement i) describing all relationships between the external auditor and the Company that may reasonably be thought to bear on their independence; ii) assuring that lead audit partner rotation is carried out, as required by law; and iii) describing any other relationship that may reasonably be thought to affect the independence of the external auditor; and

c.	the evaluation of the lead audit partner, taking into account the opinions of management and the internal auditor.
6.	At least annually, obtain and review a report by the external auditor describing:

a.	the external auditor’s internal quality-control procedures; and

b.

any material issues raised by the most recent internal quality-control review (or peer review) of the external auditor’s firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, with respect to one or more independent audits carried out by the external auditor’s firm, and any steps taken to deal with any such issues.

7.	Resolve any disagreement between management and the external auditor regarding financial reporting.

8.	Review the audit process with the external auditor.

9.	Review and discuss with the Chief Executive Officer and Chief Financial Officer of the Company the process for the certifications to be provided in the Company’s public disclosure documents.

10.	Meet periodically with the external auditor in the absence of management.

11.	Establish procedures with respect to hiring the external auditor’s employees and former employees.

D.	Supervision of the Company’s Risk Management

Review, report and, where appropriate, provide recommendations to the Board on the following:

1.	the Company’s processes for identifying, assessing and managing risk;

2.	the Company’s major financial risk exposures and the steps the Company has taken to monitor and control such exposures;

3.	the Company’s insurance portfolio and the adequacy of the coverage; and

4.	the Company’s investment policy.

III.	External Advisors

In discharging its duties and responsibilities, the Committee is empowered to retain external legal counsel or other external advisors, as appropriate. The Company shall provide the necessary funds to secure the services of such advisors.

IV.	Composition of the Committee

The Committee is composed of any number of Directors, but no less than three, as may be determined by the Board from time to time by resolution. Each member of the Committee shall be independent from the Company and is financially literate, as determined by the Board and in conformity with applicable laws, rules and regulations.

V.	Term of the Mandate

Committee members are appointed by Board resolution to carry out their mandate extending from the date of the appointment to the next annual general meeting of the shareholders or until their successors are so appointed.

VI.	Vacancy

The Board may fill vacancies at any time by resolution. Subject to the constitution of the quorum, the Committee’s members can continue to act even if there is one or many vacancies on the Committee.

VII.	Chairman

The Board appoints the Committee Chairman who will call and chair the meetings. The Chairman reports to the Board the deliberations of the Committee and its recommendations.

VIII.	Secretary

Unless otherwise determined by resolution of the Board, the Secretary of the Company shall act as Committee Secretary. The Secretary must attend Committee meetings and prepare the minutes. He/she must provide notification of meetings as directed by the Committee Chairman. The Secretary is the guardian of the Committee’s records, books and archives.

IX.	Meeting Proceedings

The Committee establishes its own procedures as to how meetings are called and conducted. Unless it is otherwise decided, the Committee shall meet privately and independently from Management at each regularly scheduled meeting. In the absence of the regularly appointed Chairman, the meeting shall be chaired by another Committee member selected among attending participants and appointed accordingly. In the absence of the regularly appointed Secretary, Committee members shall designate someone to carry out this duty.

The Committee shall meet at least four times a year with management and the external auditor, and at least once a year, separately in executive session in the absence of management and the external auditor. At least once a year, the Committee invites the Chief Financial Officer of each subsidiary to present the financial information and internal control systems related to such subsidiary.

X.	Quorum and Voting

Unless the Board otherwise specifies by resolution, two Committee members shall constitute an appropriate quorum for deliberation of items on the agenda. During meetings, decisions are reached by a majority of votes from Committee members, unless the quorum is of two members, in which case decisions are made by consensus of opinion.

XI.	Records

The Committee keeps records that are deemed necessary of its deliberations and reports regularly to the Board on its activities and recommendations.

XII.	Effective Date

This charter was adopted by the Directors at its May 3, 2004 Board meeting. It was amended by the Directors during the April 13, 2005, February 8, 2006 and February 25, 2015 Board meetings.